NO ACT

PE 12/15/2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

12025391

DIVISION OF
CORPORATION FINANCE

February 10, 2012

David B. Harms
Sullivan & Cromwell LLP
harmsd@sullcrom.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-10-12

Re: AT&T Inc.
Incoming letter dated December 15, 2011

Dear Mr. Harms:

This is in response to your letters dated December 15, 2011, January 27, 2012, and February 2, 2012 concerning the shareholder proposal submitted to AT&T by Trillium Asset Management, LLC on behalf of Tamra Davis, Michael Diamond, and John P. Silva; the Benedictine Sisters of Mount St. Scholastica, Inc.; and the Nathan Cummings Foundation. We also have received letters on behalf of the proponents dated January 17, 2012 and January 31, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Jonas Kron
Trillium Asset Management, LLC
jkron@trilliuminvest.com

February 10, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: AT&T Inc.
Incoming letter dated December 15, 2011

The proposal requests that AT&T "publicly commit to operate its wireless broadband network consistent with network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination."

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(7). That provision allows the omission of a proposal that "deals with a matter relating to the company's ordinary business operations." In view of the sustained public debate over the last several years concerning net neutrality and the Internet and the increasing recognition that the issue raises significant policy considerations, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SULLIVAN & CROMWELL LLP

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February 2, 2012

Via E-mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: AT&T Inc. – Request to Exclude Shareholder Proposal of Trillium Asset Management, LLC on Behalf of Michael Diamond, et al.

Ladies and Gentlemen:

On behalf of AT&T Inc. ("AT&T" or the "Company"), we are responding to the latest letter of Jonas Kron of Trillium Asset Management, LLC to the Office of Chief Counsel, dated January 31, 2012, in which Mr. Kron addressed our response to his earlier letter of January 17, 2012. These letters relate to AT&T's request to exclude the shareholder proposal cited in the caption above (the "Proposal"), which was made in our letter to the Staff dated December 15, 2011. We would like to briefly address our concerns with Mr. Kron's latest letter.

First, Mr. Kron asserts that net neutrality now qualifies as a significant policy issue because it has been around for one year longer than it was last February, when the Staff concluded it was not a significant policy issue. It has stood "the test of time," in his words. However, the test is not whether an issue has merely existed for a period of time, but whether it has existed as a significant policy issue consistently over a period of time. Mr. Kron has provided no evidence showing that net neutrality has achieved a status or character that is any different now from what it was last year. As we noted in our prior letters, if anything, the "debate" over this issue appears to have subsided in both volume and intensity since last year. The resolution of the FCC rulemaking in 2011 has likely been a factor in this regard.

Second, Mr. Kron again asserts that wireless network management practices are "no more complex" than other practices considered by the Staff in certain letters he cited. Once again, though, Mr. Kron provides no support for this assertion. He still has not addressed any of the technical, operational, legal or other issues that we discussed in our prior letters.

Third, Mr. Kron cites Exchange Act Release No. 34-20091 (August 16, 1983) for his proposition that proposals seeking to change management practices are no different from those merely requesting a report. This Release says no such thing. Prior to the Release, the Staff did not permit exclusion of proposals seeking reports on ordinary business grounds; the Release stated that such proposals may indeed be excludable on those grounds in some cases, but said nothing to suggest that the degree of a proposal's intrusiveness is irrelevant.

Fourth, Mr. Kron repeats his claim that the Proposal does not micromanage the Company's network management practices because it does not prohibit the Company from engaging in any particular practices, including any of those that are essential to promote network efficiency, security, privacy and safety for customers. Yet the Proposal by its terms would flatly and specifically prohibit practices that "privilege, degrade or prioritize any packet" and, according to Mr. Kron, would require the Company to "treat all packets the same." But as the Company previously explained, treating all packets the same would prevent it from achieving the critically important network management objectives noted above. Mr. Kron does not challenge this fundamental point.

Instead, Mr. Kron says that the Company need not abide by the prohibition in the Proposal, but rather need only act "consistently" with it. What does this mean? Mr. Kron claims that the Proposal should be interpreted to mean that the Company may act *consistently* with the Proposal even if it acts *inconsistently* with the plain language of the Proposal. Thus, by Mr. Kron's own interpretation, the Proposal is inherently vague, indefinite and misleading. Indeed, based on this self-contradictory interpretation, neither the Company nor its shareholders will be able to determine whether or not the Proposal bans a reasonable network management practice that treats some packets differently than others.[1]

With his last two letters, Mr. Kron has shown that the Proposal is fundamentally flawed by this critical internal contradiction. This is a serious deficiency. He tries to address it by suggesting that, regardless of what the Proposal says, the Company need only act "in harmony" with an undefined "body of understanding" about non-discrimination and neutral routing. This kind of language is of no help to the Company or its shareholders in trying to understand what the Proposal requires.

Finally, Mr. Kron asserts that AT&T should know what the Proposal requires and be able to implement it because the Company agreed to the 2006 merger condition

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1 The Company filed its initial request in a timely manner, consistent with Rule 14a-8(j)(1). Our concerns with vagueness resulted from arguments made by Mr. Kron in his letter of January 17th.

described in our last letter, which contains a few of the same phrases found in the Proposal. But as we discussed, the merger condition was far narrower in scope and impact, as well as duration, than the Proposal. We wish to emphasize again that the merger condition, which expired nearly three years ago, imposed only a temporary limit on AT&T's ability to begin offering certain *new* wireline services to certain types of customers. The merger condition did not require the Company to change how it managed its *existing* network services nor, more importantly, did it apply to AT&T's mobile wireless network. As noted in our prior letter, compared to a wireline system, a wireless network presents significantly different operational constraints requiring more flexibility to manage effectively. The FCC has recognized and accommodated this difference by providing greater flexibility for wireless services in its new net neutrality rules, which do *not* require providers to "treat all packets the same." In short, the merger condition was very different from the Proposal and has no relevance to the question whether the Proposal would disrupt the Company's wireless network management practices or cause the Company to violate license-related requirements of federal law.[2]

For the reasons outlined above and in our prior letters, the Company continues to believe that the Proposal is excludable from AT&T's 2012 proxy statement under items (i)(7), (i)(2) and (i)(3) of Rule 14a-8 and respectfully asks the Staff to confirm that it will not object to exclusion.

We appreciate your consideration of these matters. Please feel free to contact me at 212-558-3882 or harmsd@sullcrom.com if you would like to discuss any of our letters.

Very truly yours,

David B. Harms

cc: Paul Wilson
General Attorney
(AT&T Inc.)

Jonas Kron
(Trillium Asset Management, LLC)

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2 Mr. Kron mistakenly claims that a formal legal opinion on this point is required. This is not the case, as the issue in question is one of federal law. See Rule 14a-8(j)(2)(iii) and Staff Legal Bulletin 14B (September 15, 2004).

TRILLIUM ASSET MANAGEMENT®
25 Years of Investing for a Better World®

Trillium Asset Management Corporation
www.trilliuminvest.com

January 31, 2012

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: AT&T Inc. letters of December 15, 2011 and January 27, 2012 Request to Exclude Shareholder Proposal of Michael Diamond, Tamra Davis and John P. Silva, filed on their behalf by Trillium Asset Management, LLC, and Co-Proponents

Dear Sir/Madam:

This letter is submitted on behalf of Michael Diamond, Tamra Davis and John P. Silva by Trillium Asset Management, LLC, as their designated representative in this matter and all co-filers (hereinafter referred to as "Proponents"), who are beneficial owners of shares of common stock of AT&T Inc. (hereinafter referred to as "AT&T" or the "Company"), and who have submitted a shareholder proposal (hereinafter referred to as "the Proposal") to AT&T, to respond to the letter dated January 27, 2012 sent to the Office of Chief Counsel by the Company, its second letter in this matter.[1]

Mindful of the large number of no-action letter requests the Staff is now considering and the need for conciseness, we would respectfully like to address the Company's latest assertions as briefly as possible. In doing so, we reiterate the points made in our January 17, 2012 letter and incorporate them herein.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to AT&T's counsels David Harms (harmsd@sullcrom.com) and Craig Hilts (hiltsc@sullcrom.com); as well as AT&T's in-house counsel, Paul Wilson (pw2209@att.com).

The Proposal Focuses on Significant Policy Issue

It is evident from AT&T's letter that the Company has decided that obfuscation and confusion are its best hope for prevailing. In order to muddy the waters around this question, it attempts to narrow the analysis of what constitutes a significant policy issue. The Staff, however, has

[1] We note that AT&T's counsel has decided to use a personal tone in its letter by referring to me by name. Not only is this unprofessional, but it ignores the fact that the Proposal comes from AT&T shareholders who have given these matters serious and informed thought and are interested in ensuring that the Company pursues financial success in a responsible manner. This tactic is not only an affront to AT&T's shareholder (its owners), but demeans the time and effort the Staff puts into considering these matters.

indicated that it considers a number of indicia when determining whether a proposal focuses on a significant policy issue. These indicia not only include the presence of widespread public debate, media coverage, regulatory activity and legislative activity, but also whether the issue has been part of the public debate for a sufficient length of time – what has been referred to as the "test-of-time."

In our letter of January 17, 2012 we have established that there has been an intense, broad and highly-public national discussion and debate involving the business community, the public, legislators, regulators and the press for at least four years, if not reaching back to 2005, when the Federal Communications Commission first addressed network neutrality, or 2006, when the Staff first considered the issue in a shareholder proposal. *Microsoft Corp.* (September 29, 2006).

As the White House stated in November,

> Today more than ever, the open Internet is essential to job creation, economic growth, and global competitiveness. The United States leads the world in the development of new Internet-based services and applications. An important element of this leadership is that the open Internet enables entrepreneurs to create new services without fear of undue discrimination by network providers. Federal policy has consistently promoted an Internet that is open and facilitates innovation and investment, protects consumer choice, and enables free speech.[2]

The Company contends that for an issue to become a consistent subject of widespread public debate requires showing that something significant has changed. This is clearly not the standard. All that is required is to demonstrate the consistency of the widespread public debate. As demonstrated at length in our letter, the issue remained part of the widespread public debate in the second half of the last decade, throughout 2011, and into 2012. It is abundantly clear from our previous letter that this standard has been met as we point to multiple examples of media coverage, state government activity, legislative activity, Congressional inquiries, academic interest, presidential statements, lawsuits, editorials, and regulatory complaints. We believe it is overwhelmingly clear that the totality of this evidence demonstrates that the Proposal focuses on a significant policy issue which has been consistently debated for years – and is very likely to be debated for years to come. Accordingly, we urge the Staff to reject the Company's argument.

The Proposal Does Not "probe too deeply into matters of a complex nature."

On the issue of micro-management, the Proposal is appropriate (1) because the matter (network management) is no more complex than any number of issues that have been deemed appropriate for shareholder consideration; and (2) because the Proposal does not seek intricate detail or "specific time-frames or methods for implementing complex policies."

The Company's argument conflates these two issues such that clarification is warranted. First, as we discussed in our January 17th letter, network management is analogous in complexity to any number of business issues and as such is permissible for investors to consider. See, *Amalgamated*

[2] http://www.whitehouse.gov/sites/default/files/omb/legislative/sap/112/sapsjr6s_20111108.pdf

Clothing and Textile Workers Union v. Wal-Mart Stores, Inc., 821 F. Supp. 877, 891 (S.D.N.Y. 1993), *Halliburton Company* (March 11, 2009), *Chesapeake Energy Corp.* (April 13, 2010), *Ultra Petroleum Corp.* (March 26, 2010), *EOG Resources, Inc.* (Wednesday, February 3, 2010), *Cabot Oil & Gas Corp.* (January 28, 2010), *JPMorgan Chase & Co.* (March 19, 2010), *Bank of America Corp.* (February 24, 2010), *Citigroup Inc.* (February 23, 2010), *Public Service Enterprise Group Inc.* (February 17, 1998), *Northern States Power Co.* (February 9, 1998), *Carolina Power & Light Co.* (March 8, 1990), *Wal-Mart Stores, Inc.* (March 31, 2010).

Second, the Proposal sets forth a clear and simple recommendation to the Company and its shareholders. As in *Wal-Mart Stores, Inc.* (March 31, 2010), which encouraged the company to adopt a specific method for its supply chain (controlled atmospheric killing), the Proposal encourages the Company to adopt network neutrality as the guiding principle for its wireless network.

Third, we note that the Company argues that the cases we cited are distinguishable because those proposals sought a report while our Proposal seeks implementation of a particular practice. This distinction is irrelevant, as the Commission established in Exchange Act Release No. 34-20091 (August 16, 1983) and is contradicted by the Company's own arguments.

What is important is for the analysis to focus on whether the Company has demonstrated that the subject matter of the Proposal is too complex for shareholders to make an informed judgment. Clearly it has not. The Proponents have demonstrated in our letter of January 17, 2012 that the staff has concluded that a wide variety of issues are not so inherently complex that they can not be addressed in a shareholder proposal. These issues include affirmative action; political spending; hydrofracturing; the use of initial and variance margin (collateral) on all over-the-counter derivatives trades and procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated; and nuclear power generation The Company has not met its burden of proving that the Proposal is any more complex than proposals regarding these subjects.

We note that in its first letter, the Company's "complexity" argument is based simply on blanket assertions without making any effort to demonstrate, let alone prove, that network management is so complex that it is inherently immune from shareholder proposals. In its second letter, the Company adds a minimal amount of explanation – now volunteering its opinion that network management requires "management to balance competing considerations about technology and operations, including speed, access, security and privacy, as well as regulatory and business concerns." First, this argument is completely lacking in any substance; it is simply saying to the Staff, in effect, "trust us, this is really complicated, take our conclusions on face value." At no point does the Company actually prove that these matters are too complex.

However, if one examines the other cases we have cited it is clear that shareholders are deemed able to consider relatively complex matters. For example in *Ultra Petroleum Corp.* (March 26, 2010), the company argued that hydrofracturing was too complex for shareholders to address because:

> Every day, Ultra's management and employees are engaged in designing, engineering, monitoring, managing, and evaluating hydraulic fracturing operations. As a part of those

> activities, Ultra's management makes determinations about: the composition of the fluids used in the hydraulic fracturing process for each specific geologic formation sought to be completed; how to handle, reuse and recycle related waste fluids; the design and implementation of procedures to reduce risks and impacts to the environment associated with Ultra's activities; complying with regulations and policies addressing human health and safety matters.

Similarly in *EOG Resources, Inc.* (February 3, 2010) the company pointed out that:

> Hydraulic fracturing is an engineering process that facilitates the extraction of the hydrocarbons from subsurface formations lacking the physical characteristics that allow the hydrocarbons to flow from within the rock into the well. Hydraulic fracturing occurs during the completion process, after a well has been drilled. A mixture composed mostly of water and sand or inert ceramic sand-like grains, with a small percentage of special purpose additives (typically less than 1% by volume), is pumped at a calculated rate and pressure into the hydrocarbon-bearing rock to generate carefully designed millimeter-thick cracks or fractures in the target formation. The newly created fractures are propped open by the sand, allowing hydrocarbons to flow from low permeability reservoirs into the well bore for extraction. The water and additives are mostly removed during the extraction process, with the balance of the fracturing materials contained within the fractured reservoir.

And, again in *EOG Resources*, the company described how the process included:

> Well completion activities, including determining the makeup of the chemicals used in the fracturing process for each particular geologic formation, how to reuse or recycle waste fluids, designing and implementing procedures to reduce the environmental impact of EOG's activities and complying with safety regulations and policies related thereto ...

Even with all the complexity involved in those two examples, the Staff concluded that the subject matter was not too complex such that shareholders should not be permitted to consider the proposals. In the case of network management and the Proposal, the Company fails to provide nearly the same level of detailed explanation regarding network management as the energy companies provided in *EOG* and *Ultra*. One must concluded that AT&T has not carried its burden of proof.

<u>The Proposal is not vague, but rather focuses at the appropriate level of specificity</u>

It would appear that the Company is now introducing a new basis for exclusion into its request for no-action by arguing for the first time that Rule 14a-8(i)(3) warrants exclusion of the proposal. Given that this argument is being introduced after the 80 day deadline imposed by Rule14a-8(j), we contend that the Company must be barred from asserting these grounds for exclusion.[3]

[3] With respect to the Company reference to *SunTrust Banks, Inc.* (December 31, 2008), that case is inapposite. *SunTrust* was excluded because the executive compensation limitations in the proposal were at least implicitly

Second, we are stuck by the audacity of the Company's argument in this section in accusing us of ignoring the plain language of the Proposal, when it does exactly that by ignoring the words "consistent" and "principles". Those words were included because they have meaning, yet the Company seeks to disregard them completely. We are mystified by this argument as it suggests that it is reasonable to disregard a term in the proposal ("consistent") or simply twist its meaning sufficiently that it no longer means what it says. By using the words "consistent" and "principles" it is clear that we are not requesting that the Company commit to operating its wireless network in strict lock-step with a net neutrality mandate. Rather we are asking for consistency with net neutrality principles, which clearly leaves significant room to comply with FCC rules. In doing so, the Proposal affords the Company more than a reasonable amount of leeway to manage its wireless network; if we had done otherwise the Company would have argued even more vigorously that we sought to micro-manage the Company.

However, if the Staff does permit the Company to assert this new line of argument we believe that the Staff should not concur with the Company's conclusions. Under Rules 14a-8(i)(3) and 14a-9, proposals are not permitted to be "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B") The Commission has also made it clear that it will apply a "case-by-case analytical approach" to each proposal. Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release").However, because this means that the vagueness analysis becomes a very fact-intensive and time consuming determination, the Staff has expressed significant concern about becoming overly involved and caught up in the minutia that companies have been known to argue. SLB 14B.[4] Finally, the Staff stated in SLB 14B that "rule 14a-8(g) makes clear that *the company bears the burden* of demonstrating that a proposal or statement may be excluded." *Id* (emphasis added).

The Proposal describes network neutrality principles as:

> operat[ing] a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

It is important for this analysis to observe that this is not language we have devised, but rather it was developed by AT&T and submitted to the FCC in exchange for regulatory approval of a multi-billion dollar merger. As discussed in our previous letter, in 2006 AT&T sought approval from the FCC of its proposed merger with another major telecommunications company, BellSouth. In order to "facilitate the speediest possible approval of the merger by the

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linked to participation in Troubled Asset Relief Program (TARP). The proponent's failure to clarify the time horizon of the limitations was therefore fatal. The issue was not one of whether or not the proponent contradicted itself, as stated by AT&T. As such not only is *SunTrust* not relevant, but AT&T's interpretation of the case is misplaced. Finally, the proponent in *SunTrust* did not put forth any argument to rebut the company's contention on this point so the case does not present a full articulation of the arguments.

[4] It would appear that periodically, the Staff reminds issuers to avoid making frivolous vagueness arguments that cause proponents and the Staff to waste time. (e.g. SLB 14B and Release No. 33-6253 (October 28, 1980)).

Commission," AT&T agreed to a number of conditions. As outlined in a December 2006 letter from the Company to the FCC, the conditions included a two-year commitment to "Net Neutrality" (***AT&T's words***), as defined thus:

> AT&T/BellSouth also commits that *it will maintain a neutral network and neutral routing* in its wireline broadband Internet access service. This commitment shall be satisfied by AT&T/BellSouth's agreement not to provide or to sell to Internet content, application, or service providers, including those affiliated with AT&T/BellSouth, any service that *privileges, degrades or prioritizes any packet transmitted over AT&T/BellSouth's wireline broadband Internet access service based on its source, ownership or destination.*[5] (Proponent's emphasis)

Further, AT&T agreed at the time to extend that commitment to its *wireless* Wi-Max service:

> For purposes of this commitment, AT&T/BellSouth's wireline broadband Internet access service *and its Wi-Max fixed wireless broadband Internet access service* are, collectively, AT&T/BellSouth's "wireline broadband Internet access service."[6] (Proponent's emphasis)

It is ***critically important*** to point out that AT&T knows exactly what is meant by the words "will maintain a neutral network and neutral routing" and "that privileges, degrades or prioritizes any packet transmitted over ... Internet access service based on its source, ownership or destination." These are words that it negotiated with the FCC. These are words that were formulated, approved and subscribed to at the very highest levels of the Company. For AT&T to come before the FCC's sister agency and now claim that they are too vague is an astonishing display of sophistry.

The Company argues that the Proposal is fatally flawed because its operative terms are insufficiently defined. However, the Staff has made it clear that even the existence of differing interpretations of terms is not fatal. For example, in *The Kroger Co.* (April 12, 2000) the proposal called for the company to adopt a policy of removing "genetically engineered" products from its private label products, labeling and identifying products that may contain a genetically engineered organism, and reporting to shareholders. The company challenged the proposal arguing that the term "genetically engineered" was the subject of competing definitions. While it was not disputed that there was not a consensus on the meaning of the terms, the Staff rejected the lack of definition argument and concluded that the proposal was permissible.

Similarly, in the context of Internet issues, there has not been a requirement that terms be uniformly defined. See *Microsoft Corporation* (September 14, 2000) where the Staff required inclusion of a proposal that requested the board of directors implement and/or increase activity on eleven principles relating to human and labor rights in China. In that case, the company argued "phrases like 'freedom of association' and 'freedom of expression' have been hotly debated in the United States" and therefore the proposal was too vague. See also, *Yahoo!* (April

[5] Letter from AT&T Senior Vice President Robert W. Quinn, Jr. to Marlene H. Dortch, Secretary, Federal Communications Commission, December 28, 2006. http://transition.fcc.gov/ATT_FINALMergerCommitments12-28.pdf, page 8.
[6] *Id.*

13, 2007), which survived a challenge on vagueness grounds where the proposal sought "policies to help protect freedom of access to the Internet"; *Cisco Systems, Inc.* (September 19, 2002) (Staff did not accept claim that terms "which allows monitoring," "which acts as a 'firewall,'" and "monitoring" were vague); and *Cisco Systems, Inc.* (August 31, 2005) (Staff did not accept claim that term "Human Rights Policy" was too vague).

In fact, the Staff has permitted much more vague language that what is used in the Proposal. See *Bristol-Myers Squibb Company* (April 3, 2000) where the proposal asked the board to implement a policy of price restraint on pharmaceutical products for individual customers and institutional purchasers to keep drug prices at reasonable levels and to prepare a report to shareholders on any changes in its current pricing policy. The company argued that it was unable to implement the proposal because the proposal did not define the term "reasonable levels." It also claimed that even if the company implemented the proposal, it could not determine when a "reasonable level" would be reached. The proponent responded by arguing that the proposal simply sought a policy of price restraint, and that such a concept was readily understandable. The Staff concurred with the proponent concluding that Rule 14a-8(i)(3) could not be a basis for exclusion.

In conclusion, we firmly believe that the Company should not be permitted to argue for a 14a-8(i)(3) exclusion and at the very least has misapplied Rules 14a-8(i)(3) and 14a-9. We urge the Staff to conclude that the Proposal strikes the appropriate balance between providing specificity and affording the Company the latitude to implement the Proposal.

The Proposal, if implemented, would not cause the Company to violate any applicable laws

In its second letter, the Company argues that the AT&T/BellSouth merger commitments were limited in scope and therefore are not evidence that the Company could implement the Proposal without violating applicable laws. We note, however, that even if the Company's interpretation of the merger commitments is correct (which we refute that below) the Company still fails to meet its burden of proving "any ***compelling*** state law precedent" or "***decided legal authority.***"[7]

We also maintain that the Proposal, if implemented, would not cause the Company to violate any applicable laws because the Proposal affords the Company more than a reasonable amount of leeway to manage its wireless network in keeping with both net neutrality principles and all applicable laws. Clearly, we have no intention of causing any of the calamities the Company claims would result from implementation. It is for that very reason that we included the words "consistent" and "principles" so that it was apparent that implementation would not require strict lock-step with a net neutrality mandate. Rather by asking for *consistency* with net neutrality *principles* the Proposal leaves an appropriate and understandable amount of room to comply with FCC rules.

However, beyond these points, we believe the Company's representations regarding the merger commitments represent historical revisionism and do not accurately describe the impact and significance of the commitments at the time they were made by the Company.

[7] We note that the Company continues to fail to present its conclusion in the form of a legal opinion as required by the rule.

For example, upon approval of the merger by the FCC, Commissioner Jonathan Adelstein stated:

> One hallmark of this Order is that it applies explicit, enforceable provisions to preserve and protect the open and interconnected nature of the Internet, including not only a commitment to abide by the four principles of the FCC Internet Policy Statement but also *an historic agreement to ensure that the combined company will maintain a neutral network and neutral routing ...*[8] (Proponent's emphasis)

And FCC Commissioner Michael Copps stated:

> In addition to the company's compliance with these four principles, the condition agreed to by the merged entity includes a fifth principle that requires the company to maintain a "neutral network and neutral routing" of internet traffic between the customer's home or office and the Internet peering point where traffic hits the Internet backbone. The company is prohibited from privileging, degrading, or prioritizing any packets along this route regardless of their source, ownership, or destination.[9]

This understanding was also found in media stories at the time. For example, *The New York Times* reported:

> The approval hinged on a number of conditions, chief among them a "network neutrality" pledge by AT&T to allow its customers unfettered access to data and services over high-speed Internet connections. The company agreed to live by the pledge for two years or until Congress addresses the issue, something many officials and experts say could happen in the coming year.[10]

And this was how at least one prominent public interest group understood the merger conditions:

> "Everyone who uses the Internet will benefit, at least in the short term, from AT&T's latest concessions in its takeover of BellSouth," Gigi Sohn, president of Public Knowledge, said in a statement. "AT&T has agreed to essential Net neutrality principles."[11]

So contrary to the Company's interpretation that the merger commitments were limited in scope, it is clear that at the time they were regarded as significant and dramatically important to the protection of the free and open nature of the Internet.[12]

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[8] http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-06-189A4.pdf
[9] http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-06-189A3.pdf
[10] http://query.nytimes.com/gst/fullpage.html?res=940DEFDD1630F933A05751C1A9609C8B63
[11] http://news.cnet.com/FCC-approves-ATT-BellSouth-merger/2100-1036_3-6146369.html
[12] While we emphatically disagree with the Company on the application of Rule 14a-8(i)(2), in the event that the Staff is inclined to concur with the Company, we note that the Staff typically permits shareholders to amend proposals that would violate Rule 14a-8(i)(2) such that they would not cause the company to violate the law. See e.g. *Raytheon Co.* (March 9, 1999) and *CBS Corp.* (March 16, 1998). If the Staff concurs with the Company's argument regarding Rule 14a-8(i)(2) we request the opportunity to amend the proposal by adding "and all other legal requirements" after the word "principles". It is abundantly evident that the Proponents have not filed this Proposal in

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. Despite the Company's effort to muddy the analytical waters, it is clear that the Proposal is not excludable. The Proponents have provided the Staff with years and years of evidence that the Proposal focuses on a subject of widespread debate such that it constitutes a significant policy issue confronting the Company. By using language negotiated by AT&T and the FCC, while providing an appropriate level of flexibility, the Proposal is drafted a manner that it is well suited for shareholder consideration. Finally, the Company has not demonstrated that implementation of the Proposal would violate any law – the best that it can offer is conclusory remarks and historical revisionism. In short, the Company has not met its burden of proof and should be denied the no-action letter it seeks.

We greatly appreciate the time and attention the Staff has given this matter and are available to discuss these issues further if necessary.

Sincerely,

Jonas Kron, Esq.

cc: Attorney David B. Harms
Sullivan & Cromwell LLP

Attorney Craig Hilts
Sullivan & Cromwell LLP

Paul Wilson (pw2209@att.com)
General Attorney
AT&T Inc.

The Nathan Cummings Foundation
The Benedictine Sisters of Mount St. Scholastic

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an effort to harm the Company and accordingly a discrete amendment to the Proposal to allay any remaining concerns would be a reasonable solution.

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
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WWW.SULLCROM.COM

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January 27, 2012

Via E-mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: AT&T Inc. – Request to Exclude Shareholder Proposal of Trillium Asset Management, LLC on Behalf of Michael Diamond, et al.

Ladies and Gentlemen:

On behalf of AT&T Inc. ("AT&T" or the "Company"), we are responding to the letter (the "Reply Letter") of Jonas Kron of Trillium Asset Management, LLC to the Office of Chief Counsel dated January 17, 2012, in which Mr. Kron made several arguments in opposition to AT&T's request to exclude a shareholder proposal submitted by Mr. Kron on behalf of various proponents (the "Proposal"). AT&T's request for exclusion was made in our letter to the Staff dated December 15, 2011 (the "Request Letter").

The Proposal, if adopted by shareholders and implemented, would require AT&T to "commit to operate its wireless broadband network consistent with Internet network neutrality principles." As described in our Request Letter, the Proposal is the latest in a line of similar proposals submitted by Mr. Kron in the past three years, all of which the Staff permitted AT&T to exclude on ordinary business grounds pursuant to item (i)(7) of Rule 14a-8. We believe that AT&T may exclude the Proposal on the same and other grounds for the reasons set forth in our Request Letter. We do not intend to restate AT&T's position in full as set forth in the earlier letter, but we would like to address the arguments raised by Mr. Kron in the Reply Letter.[1]

1 Certain of the information in this letter was provided to us by the Company.

Net Neutrality did not become the subject of widespread public debate in 2011

Mr. Kron argues that net neutrality has been the subject of widespread public debate for at least four years. This assertion is contrary to the Staff's views over the last four years that net neutrality is not a consistent topic of widespread public debate.[2] Thus, if this argument is to have any merit, it must be predicated on evidence that something significant has changed in the past year, causing the net neutrality issue to become a consistent topic of widespread public debate in a way that it was not in prior years. Mr. Kron provides no evidence, however, that anything has changed in this regard.

The Reply Letter contains several pages of excerpts from various news and academic sources relating to the issuance of net neutrality regulations by the Federal Communications Commission (the "FCC"). These regulations were adopted by the FCC in December 2010 after extensive deliberation, prior to the Staff's most recent determination, in February 2011, that net neutrality has not become a consistent topic of widespread public debate. After certain procedural matters were resolved, the regulations took effect in November 2011. In the past year, the debate surrounding net neutrality has centered on the completion of the FCC's rulemaking effort, with the focus on the government's role in regulating the Internet, the impact of the FCC regulations and the legality of those regulations.

The evidence of public debate that Mr. Kron provides in the Reply Letter relates to this rulemaking effort. However, the participants in this debate have primarily been politicians, lobbyists, academic experts, activists, industry representatives and firms with a vested interest in the FCC regulations – in short, those who have been focused on and involved in the rulemaking process. This debate has not been driven by the interest of the general public.[3] The sources cited in the Reply Letter reflect this fact. Moreover, Mr. Kron has provided no statistical or objective evidence of any significant interest of the general public in the debate. The Reply Letter serves to demonstrate that net neutrality remains an issue with sporadic media coverage driven by specific events such as the completion of the FCC's rulemaking – not by any general public interest in net neutrality.

As we demonstrated in our Request Letter, the Pew Research Center's Project for Excellence in Journalism demonstrated that net neutrality received significantly less media coverage than other technology stories because it is a "complex issue [that] was

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2 See letters regarding *AT&T Inc.* (February 2, 2011, March 1, 2010, January 26, 2009, February 7, 2008 and February 9, 2007).

3 Mr. Kron's letter cites a poll conducted for Public Knowledge, an organization dedicated to advocating for net neutrality, which states that voters strongly supported net neutrality "after hearing a description of net neutrality." This suggests that the general public is largely uninformed about net neutrality and that the debate surrounding net neutrality is not widespread among the general public.

still too far removed from people's personal lives to garner much media attention."[4] We also demonstrated that major, national newspapers provided significantly less coverage of net neutrality in 2011 than they did in 2010.[5]

We are aware that the Staff has changed its views on the significance of a few policy issues in the past and may do so in response to "changing societal views."[6] However, the Reply Letter does not identify any evidence of "changing societal views" about net neutrality and does not demonstrate that the issue has emerged as a topic of consistent or widespread public debate in 2011, the year *after* the FCC completed the rulemaking process. Rather, Mr. Kron wants the Staff to reverse its longstanding position on a topic whose public profile has remained unchanged. We are hard pressed to identify any developments in the past year that have transformed the net neutrality debate, in a significant and meaningful way, into something other than what it has been over the past four years.

We do not see any basis for concluding that, since the last time the Staff considered this question in February 2011, net neutrality has ceased to be a matter of ordinary business and has been transformed into a significant policy issue. The Reply Letter merely updates the list of articles that Mr. Kron submitted in the prior three years in support of the prior proposals, all of which the Staff permitted AT&T to exclude. The media coverage now cited by Mr. Kron does not reflect any increase in volume or intensity in recent years; in fact, if anything, it reflects a declining trend. The Reply Letter does not articulate any reason why the Staff should change its well established position that net neutrality proposals can be excluded under item (i)(7) of Rule 14a-8.

The Proposal seeks to micromanage the Company by probing too deeply into managerial matters of a complex nature

As discussed in our Request Letter, even if the Staff were to reverse course and conclude that net neutrality is a significant policy issue (which we do not think it is), the Proposal should still be excludable because it seeks to micromanage the Company by prescribing complex management practices. The Company continues to be very concerned about the intrusive nature and far-reaching consequences of the Proposal were it to be approved by shareholders and implemented. Mr. Kron brushes off this concern with two general assertions: (i) network management practices are no more complex than other issues that the Staff declined to find excludable and (ii) the Proposal is actually not complex because rather than prescribing certain network management practices, it only

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4 See *When Technology Makes Headlines*, Pew Research Center's Project for Excellence in Journalism (September 27, 2010), available at http://www.journalism.org/analysis_report/when_technology_makes_headlines.

5 See Request Letter, page 9.

6 Exchange Act Release 34-40018 (May 21, 1998).

requests that the Company operate its wireless network consistently with net neutrality "principles" or, in his words, a "body of understanding regarding non-discrimination and neutral routing." What are the bases for these two sweeping assertions? Mr. Kron does not say.

As to the first assertion, the Reply Letter does not discuss network management practices in any detailed or substantive way. It never addresses, let alone demonstrates a comprehension of, any of the technical, operational, legal and other issues that net neutrality would present for these practices and that we describe in our Request Letter. It provides no support for the comparative assertion that these practices are "no more complex" than the issues addressed in prior Staff letters.

As to the second assertion, whether the Proposal itself is complex is beside the point. The question is whether it would interfere with a complex set of management practices. The Reply Letter does not address this question; this assertion, too, is made without any supporting evidence.

The Reply Letter (pp. 10 – 11) cites twelve letters in which the Staff determined that a particular issue was a consistent topic of widespread public debate and concluded that the proposal did not seek to micromanage the company in an impermissible manner. However, the proposals addressed in all but one of those letters were fundamentally different from the Proposal in that they did not call for the company to implement a particular course of action. Rather, they merely asked the company to prepare a report or engage in some other review or study of the relevant issue and make its conclusions available to shareholders. Mr. Kron's own citations for the first five letters specifically note that each of the proposals involved a report, not an implementation of prescribed policies. The Reply Letter then cites six additional letters relating to the issues of systemic risk to the financial system[7] and nuclear power generation[8] and characterizes

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7 See *JP Morgan Chase & Co.* (March 19, 2010), *Bank of America Corp.* (February 24, 2010) and *Citigroup Inc.* (February 23, 2010).

8 In two of these letters, *Public Service Enterprise Group Inc.* (February 17, 1998) and *Northern States Power Co.* (February 9, 1998), the proposals called for reports on converting a nuclear power plant to an alternative energy source and the Staff denied the requests to exclude them. In the third letter, however, the Staff granted the company's request, contrary to the citation in the Reply Letter. In *Carolina Power & Light Co.* (March 8, 1990), the Staff permitted the company to exclude the proposal on ordinary business grounds because it sought "specific and detailed data about the company's nuclear power plant operations, including regulatory compliance, safety, emissions and hazardous waste disposal and specific detailed cost information relating thereto." This letter demonstrates that even when a proposal merely calls for a report on a significant policy issue, the subject matter of the report may probe too deeply into complex matters of ordinary business. Similarly, in 2009 and 2010, the Staff permitted AT&T to exclude Mr. Kron's earlier proposals on net neutrality even though they called only for reports on the topic. See letters regarding *AT&T Inc.* (January 26, 2009 and March 1, 2010). The logic behind these letters, that

them as seeking or focusing on various complex management policies. However, none of these additional letters actually called for the company to implement specific policies or practices; all of these, too, involved requests for reports, studies and the like.

Only one of the twelve letters cited by Mr. Kron actually called for the implementation of prescribed policies or practices, as the Proposal does. In *Wal-Mart Stores, Inc.* cited by Mr. Kron, the shareholder proposal called for the board of directors to require the company's poultry suppliers to engage in animal-friendly slaughtering practices.[9] The Staff declined to permit the company to exclude the proposal on the ground that the humane treatment of animals was a significant policy issue and the proposal did not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate.[10]

There are important distinctions between the proposal in *Wal-Mart* and the Proposal. The matters affected by the policy in question in *Wal-Mart* were significantly less complex than AT&T's wireless network management practices. The *Wal-Mart* proposal called for the company to adopt one specific policy that affected a small percentage of the company's business.[11] The Proposal, in contrast, would dictate network management practices for all of AT&T's wireless services, which account for approximately half of the Company's revenues and are the fastest growing part of its business. More importantly, implementation of the policy in *Wal-Mart* would not have affected the company's day-to-day management activities because the practice in question was conducted by third parties. The only responsibility of Wal-Mart's management was to select qualifying vendors or require existing vendors to adopt the policy. The proposal gave Wal-Mart five years to implement the policies. In contrast, the Proposal, if implemented, would require AT&T to immediately conform all of its day-to-day practices relating to wireless network management to the policy dictated by the Proposal.

A more relevant precedent is *Marriott International, Inc.*, in which the Staff concluded that a stockholder proposal calling for the company to install energy-conserving showerheads in several test properties could be excluded on ordinary business grounds. The proponents argued that installing such fixtures would help address global

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even reports on complex management matters can be overly intrusive, is even more compelling when the proposal actually prescribes significant changes in day-to-day management practices.

9 *Wal-Mart Stores, Inc.* (March 31, 2010). The Staff had previously declined to permit companies to exclude proposals seeking reports on the implementation of policies intended to prevent inhumane slaughtering practices. See *Denny's Corporation* (March 22, 2007) and *Outback Steakhouse, Inc.* (March 6, 2006).

10 *Wal-Mart Stores, Inc.* (March 31, 2010).

11 In its no-action request to the Staff, Wal-Mart stated that less than four percent of the company's net income in 2009 was attributable to sales of fresh and frozen chicken and turkey products.

warming, but the company argued that the proposal, if adopted, would affect a range of management practices beyond those relating to global warming. The Staff noted that "although the proposal raises concerns with global warming, the proposal seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate."[12] The Proposal would similarly affect a range of management practices that go beyond net neutrality, such as those relating to congestion management, system security, customer privacy and emergency access. Nor is the Proposal limited to "test properties" or a small pilot program, as in *Marriott*. By prescribing the manner in which the Company must treat each data packet that is transmitted over its entire wireless network, the Proposal could have dramatic, unintended consequences that affect the Company's ability to provide reliable services to millions of wireless customers.

As we have described in the Request Letter, wireless network management is a hugely complex matter with far-reaching implications for the Company's customers and shareholders, requiring management to balance competing considerations about technology and operations, including speed, access, security and privacy, as well as regulatory and business concerns. In fact, one of the reasons why the FCC rulemaking process has been so difficult and protracted is that it has had to address and reconcile many difficult technical, operational, legal, business and other issues relating to Internet network management. That has now been done, after extensive input and deliberation, but the Proposal would ask AT&T shareholders to rethink the matter, set aside the FCC's result and impose a different policy on the Company. This is not an appropriate subject for shareholders to manage. They do not have the knowledge, expertise or resources to effectively "regulate" the activities that the FCC has spent the past several years studying and devising rules to address.

As already noted, the Reply Letter asserts that the Proposal is no more complex than the proposals in the letters discussed above, yet this assertion is entirely conclusory. The Reply Letter makes no effort to address the complex issues relating to wireless network management or to show that the Proposal will not interfere with those activities. As we discussed in the Request Letter, AT&T management, who have dealt with these issues on a daily basis for many years, have concluded that the Proposal would cause serious problems for the Company's wireless network by prohibiting the use of practices that are essential to ensuring the efficient functioning, security and privacy of the network, and that are permitted under the new FCC regulations. The Reply Letter makes no effort to address these critical issues in any substantive way or to explain why the Company's concerns are without merit; rather, it simply ignores these issues and, in effect, asks the Staff to do the same.

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12 See *Marriott International, Inc.* (March 17, 2010; recon. denied April 19, 2010).

The Reply Letter contradicts the Proposal and, as a result, the Proposal is impermissibly vague and indefinite

Staff Legal Bulletin 14B (September 15, 2004) permits exclusion under item (i)(3) of Rule 14a-8 where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires – this objection may also be appropriate where the proposal and the supporting statement, when read together, have the same result." The Proposal is impermissibly vague and indefinite because it is not clear whether the Proposal prohibits discriminatory treatment of any packet (as the Proposal itself states) or permits such discrimination (as Mr. Kron indicates in the Reply Letter).

The Reply Letter claims that the Proposal is not "complex" because it "does not seek to delve into the details of the Internet or the operating requirements of a wireless network." Rather, the letter asserts, the Proposal merely calls for the Company to "operate its wireless network consistent with network neutrality principles" and thus "clearly affords management leeway to operate its network in whatever manner necessary so long as it is in harmony with network neutrality principles." This characterization is not correct. It ignores the plain language of the Proposal, which specifically directs the Company to operate a neutral wireless network in a way that "does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination." As the Reply Letter specifically notes, the Proposal calls for the Company "to treat all packets the same."

As we discussed in the Request Letter, the Company believes that it would be unable to manage its wireless network effectively if it were unable to "privilege, degrade or prioritize any packet." These practices are unavoidable if the Company is to ensure the security, privacy and effective functioning of its wireless system. As described in our Request Letter, the Company would not be able to manage congestion, allow for parental controls, prevent system attacks or ensure the privacy of customer data on its wireless network if it could not prioritize or block transmission of certain data packets. Yet these critical activities would be specifically prohibited by the language of the Proposal (if implemented). Whereas the FCC's new regulations on net neutrality provide an important exception for these activities by allowing a company to engage in reasonable network management practices, the Proposal if implemented would provide no such leeway and would expressly bar these activities. Mr. Kron's suggestion that the Proposal would give the Company the flexibility it needs to operate its wireless network is simply false.

The Reply Letter acknowledges the problem of restricting the Company's ability to engage in reasonable network management practices by suggesting that the Company may do so if such practices are in harmony with a "body of understanding regarding non-discrimination and neutral routing." This language is not found anywhere in the Proposal or the supporting statement. Nor is there anything in the Proposal or the supporting statement that suggests the Company could disregard the bar on differential packet treatment in order to engage in reasonable network management practices of the kind described above. The Reply Letter asserts that the specific prohibition in the Proposal can somehow be reconciled with the need for flexibility, but this assertion flatly contradicts the plain language of the Proposal.

In *SunTrust Banks, Inc.*, the Staff permitted the company to exclude a proposal as vague and indefinite where the proponent's statement in a response to the company's no-action request was inconsistent with the proponent's proposal.[13] The proposal called for SunTrust to implement specific executive compensation reforms if the company participated in the Troubled Asset Relief Program ("TARP"). The proposal itself did not impose any limitation on the duration of the requested reforms, but the proponent's response letter indicated that the intent of the proposal was that the reforms should remain in effect as long as the company participated in TARP. The Staff concluded that this contradiction between the language of the proposal and that of the response letter rendered the proposal vague and indefinite and thus excludable under item (i)(3).

The Reply Letter contradicts the Proposal in a similar manner. The Proposal if implemented would explicitly prohibit any differential treatment of data packets, whereas the Reply Letter overrides this clear bar by asserting that differential treatment would nevertheless be permitted if it were consistent with a "body of understanding" or a set of "principles" relating to net neutrality. In light of this clear and very significant contradiction between the language of the Proposal and its meaning as explained in the Reply Letter, neither AT&T shareholders in voting on the Proposal, nor the Company in implementing it (if adopted), would be able to determine with any reasonable certainty whether – and if so, which – wireless Internet management practices would be permitted under the Proposal. As underscored in *SunTrust*, this contradiction renders the Proposal inherently vague and indefinite and it should be excludable under item (i)(3) of Rule 14a-8.

The Reply Letter also explains the meaning of the Proposal in vague and confusing terms, making it very difficult, if not impossible, to understand and implement

As noted above, the Reply Letter asserts that the Proposal would allow the Company to engage in network management practices that are consistent with a "body of understanding" about net neutrality, regardless of the specific prohibition in the Proposal. Even if the Proposal were read in this contradictory manner, however, it isn't clear what this "body" would be. Mr. Kron gives no specifics. One might reasonably conclude that

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13 *SunTrust Banks, Inc.* (December 31, 2008).

this "body of understanding" would include the principles embodied in the FCC's new regulations, including the critically important exception for reasonable network management practices that treat some packets differently from others. We suspect that Mr. Kron would not accept this interpretation because it would demonstrate that the Proposal conflicts with key aspects of the FCC's net neutrality regulations and because the Company already complies with those regulations. If Mr. Kron is not referring to the body of understanding embodied in the FCC's new rules, however, then to what body of understanding is he referring?

The Reply Letter implicitly recognizes that the Proposal on its face does not permit the necessary flexibility for management and that this is a serious problem. It tries to solve this problem by invoking vague and hazy ideas about net neutrality, which only confuses the issue and can only leave shareholders and management wondering what the Proposal really means and how it would operate in practice. For example, given that the Proposal would require the Company to "treat all packets the same," how would the Company's wireless network engineers know when it would be permissible to deviate from this requirement in a manner "in harmony with" some undefined "body of understanding regarding non-discrimination and neutral routing"? The Staff has permitted exclusion of proposals that do not sufficiently explain the meaning of key terms or phrases.[14] If the Proposal should be read to permit the Company to engage in reasonable network management practices as long as the practices are consistent with a "body of understanding" about net neutrality, then the Proposal is inherently vague and indefinite because of Mr. Kron's failure to explain what is meant by a "body of understanding" and should be excludable under item (i)(3) of Rule 14a-8.

Adopting the Proposal would cause the Company to violate federal law by impairing its ability to comply with wireless licensing requirements

As we explained in our Request Letter, the Company believes that the Proposal, if implemented, would cause it to violate FCC and other federal law requirements and thus is excludable under item (i)(2) of Rule 14a-8. The Reply Letter questions this conclusion on the ground that these requirements were not spelled out in sufficient detail. Although they were summarized in the Request Letter, the Company is pleased to elaborate on them further and has provided the following citations and analysis.

The Company is a licensee of various spectrum bands from the FCC and in connection with the deployment and ongoing use of that spectrum, the FCC's rules require licensees to demonstrate that they are using their licenses to provide "service which is sound, favorable, and substantially above a level of mediocre service" and also

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14 See *Boeing Co.* (March 2, 2011) (permitting exclusion of a proposal as vague and indefinite where the proposal did not sufficiently explain the meaning of "executive pay rights") and *JP Morgan Chase & Co.* (March 5, 2010) (permitting exclusion of a proposal as vague and indefinite where the proposal did not sufficiently explain the meaning of "grassroots lobbying communications").

to maintain continuity of service.[15] The FCC's rules also require licensees to deliver "911" emergency calls[16] and federal statutes require the Company to maintain customer privacy with regard to certain types of billing, usage and other customer information.[17] As discussed in our Request Letter, the Company has concluded that the Proposal would prohibit it from taking steps to prevent its wireless network from being overrun by viruses, directed denial of service attacks, botnets, SPAM, malware and other security threats that could harm the network and customers and/or compromise customer privacy and, as a result, would render the Company unable to comply with the FCC and statutory service, emergency communication and privacy requirements cited above. Consequently, the Company believes that the Proposal is inconsistent with federal law as embodied in these requirements.

The Reply Letter asserts that AT&T has previously agreed to abide by network management restrictions that were identical to those in the Proposal. The "agreement" cited in the Reply Letter was a condition (the "merger condition") to the FCC's approval of the merger between AT&T and BellSouth Corporation in 2006. The Reply Letter, however, mischaracterizes the merger condition, which was much more limited in scope, nature and duration than the Proposal. As described in more detail below, the merger condition was a moratorium on the provision of certain limited types of new services to certain limited types of customers – services that AT&T did not offer at that time – and was not a restriction on the manner in which AT&T managed its network. Moreover, the merger condition did *not* apply to any mobile Internet access services, and it expired after two years.

The merger condition was part of an FCC Order adopted on December 29, 2006 and released on March 26, 2007 (the "Merger Order").[18] The merger condition prohibited AT&T from providing to "Internet content, application, or service providers, including those affiliated with AT&T/BellSouth," certain services that affected how packets would be handled over AT&T's fixed broadband Internet access services. AT&T was not offering these prohibited services at the time the merger condition was imposed (or during the two years that the merger condition was in effect). Thus, the merger

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15 See 47 C.F.R. § 24.203(d) (requiring licensees to provide substantial service, defined as "a service which is sound, favorable, and substantially above a level of mediocre service which just might minimally warrant renewal. Failure by any licensee to meet this requirement will result in forfeiture of the license and the licensee will be ineligible to regain it."); 47 C.F.R. § 27.14(a) (same); 47 C.F.R. § 22.317 (deeming the failure to provide service from any station for more than 90 days to be a permanent discontinuance, subjecting the license to cancellation).

16 See 47 C.F.R. § 20.18 (requiring commercial mobile radio service providers to provide 911 service).

17 See 47 U.S.C. § 222 (requiring carriers to safeguard customer proprietary network information).

18 The Merger Order is available at http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-06-189A1.pdf.

condition effectively served as a two-year moratorium on the introduction of certain types of new services for certain types of customers – *i.e.*, services provided to Internet content, application or service providers that privileged, degraded or prioritized any packet transmitted over AT&T/BellSouth's wireline broadband Internet access service based on its source, ownership or destination. Unlike the Proposal, the merger condition was *not* a general non-discrimination requirement applicable to *all* packets from *all* users of AT&T's broadband network,[19] and it did not interfere with AT&T's management of its network or any management activities relating to services already being provided.

Moreover, the merger condition applied only to AT&T's wireline and Wi-Max broadband Internet access services – both of which are fixed services.[20] The merger condition did not apply to *any* services provided over AT&T's mobile wireless network. The Company's decision to exclude its mobile wireless network from this condition – and the FCC's acceptance of this condition – were fully consistent with the FCC's subsequent decision, reflected in its 2010 order adopting net neutrality regulations, to create special, more flexible rules for wireless service. As we previously explained in the Request Letter, the FCC recognized that "mobile networks present operational constraints that fixed broadband networks typically do not encounter," including radio frequency interference, spectrum limitations and the mobile nature of their customers, which led the agency to conclude that it was appropriate to take "measured steps" when establishing net neutrality regulations for mobile broadband Internet access service. These measured steps include the critical exception in the FCC's new regulations for reasonable network management services, which was not part of the merger condition cited by Mr. Kron and is not in the language of the Proposal.

Finally, unlike the Proposal, the merger condition was only temporary and was approved by the FCC pursuant to the Merger Order, which eliminated any question about whether it was consistent with the requirements of federal law cited above. For all of these reasons, the Merger Order is not proof that the Company could implement the Proposal without violating federal law; it has little, if any, relevance to this question.

* * * * * *

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19 We note that the merger condition applied only to packets transmitted over certain portions of AT&T/BellSouth's "wireline broadband Internet access service." By contrast, the Proposal is much broader, in that it applies to "any packet transmitted over [the Company's] *wireless infrastructure*" (emphasis added), which would presumably include packets transmitted over that infrastructure in connection with Voice over Internet Protocol (VoIP) services, Virtual Private Network (VPN) services, video conferencing services, Internet Protocol TV services (IPTV) and many other existing or future services that were not covered by the merger condition. The potentially sweeping and undefined scope of the Proposal also underscores its vague and indefinite nature.

20 AT&T offered Wi-Max as a fixed (not mobile) service to a relatively small number of customers in a geographically limited area.

For the reasons set forth above and in our Request Letter, we believe that the Proposal is excludable under items (i)(7), (i)(2) and (i)(3) of Rule 14a-8. We do not believe that the Reply Letter provides any basis for reaching a different conclusion or, more generally, for reversing the Staff's well established position that proposals relating to net neutrality and wireless network management relate to ordinary business operations.

Please feel free to contact me at 212-558-3882 or harmsd@sullcrom.com if you would like to discuss any matters addressed in this letter or our earlier letter.

Very truly yours,

David B. Harms
Sullivan & Cromwell LLP

cc: Paul Wilson
General Attorney
(AT&T Inc.)

Jonas Kron
(Trillium Asset Management, LLC)

TRILLIUM ASSET MANAGEMENT®
Investing for a Better World® Since 1982

Trillium Asset Management, LLC
www.trilliuminvest.com

January 17, 2012

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: AT&T Inc. December 15, 2011 Request to Exclude Shareholder Proposal of Michael Diamond, Tamra Davis and John P. Silva, filed on their behalf by Trillium Asset Management, LLC, and Co-Proponents

Dear Sir/Madam:

This letter is submitted on behalf of Michael Diamond, Tamra Davis and John P. Silva by Trillium Asset Management, LLC, as their designated representative in this matter and all co-filers (hereinafter referred to as "Proponents"), who are beneficial owners of shares of common stock of AT&T Inc. (hereinafter referred to as "AT&T" or the "Company"), and who have submitted a shareholder proposal (hereinafter referred to as "the Proposal") to AT&T, to respond to the letter dated December 15, 2011 sent to the Office of Chief Counsel by the Company, in which AT&T contends that the Proposal may be excluded from the Company's 2012 proxy statement under Rules 14a-8(i)(2) and (7).

I have reviewed the Proposal and the Company's letter, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proposal must be included in AT&T's 2012 proxy statement because (1) the subject matter of the Proposal transcends the ordinary business of the Company by focusing on a significant social policy issue confronting the Company; (2) the Proposal does not seek to micro-manage the Company; and (3) implementing the proposal will not cause the Company to violate any applicable laws. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to AT&T's counsel David Harms, Esq. via e-mail at harmsd@sullcrom.com and AT&T Inc.'s General Attorney Paul Wilson at pw2209@att.com.

The Proposal

The Proposal, the full text of which is attached as Appendix A, requests:

> the company publicly commit to operate its wireless broadband network consistent with Internet network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

Background

The Proponents have filed the Proposal with the Company because of the Internet's critical role in our economy and society. This conclusion is widely recognized and generally accepted, regardless of political perspective. Senate Minority Leader Mitch McConnell has stated on the floor of the Senate: "The Internet has transformed our society, our economy, and the very way we communicate with others. It's served as a remarkable platform for innovation at the end of the 20th century and now at the beginning of the 21st century."

A vital component of the Internet's continued success as a driver of economic growth (a matter that is critically important for widely diversified investors) and democratic principles is the commitment to what is known as network neutrality – the principle of non-discrimination with regard to Internet content. Federal Communications Chairman Julius Genachowski, quoting the inventor of the worldwide web Tim Berners-Lee, has said "A neutral communications medium is the basis of a fair, competitive market economy, of democracy, and of science."

That is why Proponents believe it is essential for the Company to adopt and apply network neutrality principles to the fastest growing segment of the Internet: wireless networks. According to most experts, within a few years – perhaps as soon as 2015 - more than half of all Internet traffic will be via mobile communications devices. And that percentage will almost certainly grow in the years ahead.

As put forth in the Proposal, open and non-discriminatory access to the Internet via wireless networks is critical for all segments of our society and is needed to protect billions of dollars in economic activity generated by the Internet. Open and non-discriminatory access for content is also especially important for the economically disadvantaged, communities of color and the young, who rely on wireless access disproportionately when compared to more traditional consumer groups.

As widely diversified investors and shareholders in the Company, Proponents believe it is critical for the Company to adopt principles that address the need for today's wireless Internet - and that of the future – to provide non-discriminatory and equal access for content. Our goal is not to micro-manage the Company's business or interfere with its day-to-day operations. Rather, as detailed below, we seek to give shareholders a vote and voice on a subject that has been – *and will continue to be* – perhaps the most critical telecom and free speech policy issue of our time.

The Proposal Focuses On Significant Policy Issue

Since 2006 many companies have argued that net neutrality is not a significant policy issue that warrants shareholder attention. Yet for many years, net neutrality was debated on the floor of the Senate and the House by leadership of both major political parties, was the subject of numerous Presidential (and presidential candidate) statements, and received over 100,000 comments on a rule-making at the Federal Communications Commission (FCC). It was the focus of fierce and expensive lobbying campaigns by the major wireless providers, a plethora of bills in Congress, and an extraordinary amount of media attention. Over that time we have documented these numerous and compelling pieces of evidence that the issue is a significant policy issue confronting the Company; we incorporate that evidence herein as Appendices B and C.

In the year since the Staff last reviewed the issue, net neutrality has continued to be a consistent and hotly contested topic of policy debate in Washington, in the press, in academia, and in local communities throughout the country. The SEC even received a letter directly from U.S. senators Al Franken and Ron Wyden in March 2011 about the importance of net neutrality. That letter stated:

> No other telecommunications issue has generated the same amount of public debate, legislative and regulatory action, and media attention as net neutrality, especially if you look at the last six months, ...Whether the government will preserve and protect today's free and open Internet is the telecommunications and free speech issue of our time.[1]

And the debate has escalated in recent months. *Philadelphia Inquirer* business columnist Jeff Gelles, in a November 2011 article about net neutrality, described the intense public policy atmosphere, "as a battle thunders in Washington over what both sides - in a rare point of agreement - insist is at stake: the future of the Internet and the U.S. economy."[2] Conservative commentators have agreed. In a December 2011 article in the *San Francisco Examiner*, George Landrith, executive director of Frontiers for Freedom, asserted, "There are big stakes involved — not to mention the future of the Internet itself."[3] On December 27, 2011 the dean of the University of Nevada, Reno College of Business, Greg Mosier, wrote in the *Reno Gazette-Journal* of the importance of net neutrality and described how the

> public policy debate centers on "openness" of the Internet. There are concerns that any regulation to overcome bandwidth limitations will stifle next-generation innovation. Advocates on both sides include major corporate interests, as well as consumers. As in any good policy debate, there are no obvious "good guys and bad guys," but a realization

[1] http://wyden.senate.gov/newsroom/press/release/?id=db23b0c8-775d-4191-8bb1-69ad9127b605; http://blog.alfranken.com/2011/03/11/the-hill-franken-wyden-to-sec-allow-att-verizon-comcast-shareholders-to-vote-on-net-neutrality/; and http://thehill.com/blogs/hillicon-valley/technology/148661-franken-wyden-to-sec-allow-atat-verizon-comcast-shareholders-to-vote-on-net-neutrality

[2] http://www.philly.com/philly/columnists/jeff_gelles/133546568.html?viewAll=y

[3] http://www.sfexaminer.com/opinion/op-eds/2011/12/what-google-really-wants-net-neutrality

that the direction taken could define an integral part of our economy and culture for years to come.[4]

Under virtually any measure of what constitutes a significant policy issue we believe the last several years have clearly demonstrated that net neutrality qualifies.[5] Despite a history of Staff decisions reaching a different conclusion, we respectfully urge the Staff to now reconsider and conclude that net neutrality is a significant policy issue.[6]

As we show below, net neutrality was a prominent and consistent issue in Congress throughout the year. After the Staff's February 2, 2011 decision, the House of Representatives voted to prohibit the FCC from using funds to carry out net neutrality regulations created in December 2010.[7] In March, AT&T's chief lobbyist testified on Capitol Hill about this House vote, commenting on the "protracted dispute over net neutrality regulation."[8]

This preliminary House vote led Republicans in the House and Senate to introduce a Joint Resolution in April 2011, under the rarely used Congressional Review Act, which would have prohibited the FCC from regulating how Internet service providers manage their broadband networks. In the debate over the Joint Resolution, California Representative Henry A. Waxman warned that "This is a bill that will end the Internet as we know it and threaten the jobs, investment and prosperity that the Internet has brought to America."[9]

In June, the debate took a new turn as Virginia Attorney General Kenneth T. Cuccinelli II announced plans to sue the FCC regarding net neutrality, calling the regulations the "most egregious of all violations of federal law."[10] On the opposite side of the issue, June also saw the Netherlands become the first country in Europe to establish net neutrality in national law by banning its mobile telephone operators from blocking or charging consumers extra for using

[4] http://www.rgj.com/article/20111228/COL0815/112280367/Greg-Mosier-UNR-Network-neutrality-U-S-markets-expression-

[5] As the commission has stated: "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release 34-40018 (May 21, 1998). In addition, the Staff has indicated that it considers a number of indicia when considering this question including the presence of widespread public debate, media coverage, regulatory activity, legislative activity and whether the issue has been a part of the public debate for a sufficient length of time.

[6] The Commission observed in 1998, in light of " changing societal views, the Division adjusts its view with respect to 'social policy' proposals involving ordinary business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings, the manufacture of tobacco products, executive compensation, and golden parachutes." *Id.*

[7] http://voices.washingtonpost.com/posttech/2011/02/house_votes_to_stop_funds_for.html

[8] http://attpublicpolicy.com/government-policy/atts-cicconi-on-net-neutrality-before-congressional-hearing/

[9] http://www.nytimes.com/2011/04/09/business/media/09broadband.html

[10] http://www.washingtontimes.com/news/2011/jun/23/cuccinelli-goes-after-another-federal-regulation/

Internet-based communications services. The European Commission and European Parliament had endorsed net neutrality guidelines earlier.[11]

A month later the Pew Internet & American Life Project issued the results of a major poll that highlighted, from a social policy perspective, why the issue of wireless network neutrality will be critical in coming months and years. According to its findings, "Smartphone owners under the age of 30, non-white smartphone users, and smartphone owners with relatively low income and education levels are particularly likely to say that they mostly go online using their phones." It found that almost a third of the "mostly cell" users lack any traditional broadband Internet access. The author of the report concluded, "For businesses, government agencies and nonprofits who want to engage with certain communities, they will find them in front of a four-inch screen, not in front of a big computer in their den."[12]

These findings demonstrated that access to the Internet (or, as Senate Minority Leader Mitch McConnell has put it, the technology that has "transformed our society, our economy, and the very way we communicate with others") for young and non-white smartphone users is increasingly happening on wireless networks. Consequently, if those young and non-white people are going to have meaningful access to the Internet, there need to be protections for wireless access. As a report by the research firm IDC indicated, Americans will access the Internet more on mobile devices than wireline devices by 2015.[13]

Later in July, ten Republican Senators sent a letter asking FCC Chairman Julius Genachowski to conduct a cost-benefit analysis of the FCC's network neutrality rules.[14]

In September, in what amounted to the beginning of a vigorous debate that lasted through the fall, the FCC formally published its net neutrality rules.[15] This step was greeted by two prominent criticisms in *Forbes Magazine*, a vigorous defense by Senator Jay Rockefeller, and ultimately by a federal lawsuit by Verizon arguing that the FCC lacked the authority to adopt the net neutrality rules.[16]

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[11] http://www.nytimes.com/2011/06/23/technology/23neutral.html

[12] http://www.washingtonpost.com/business/economy/a-smartphones-proliferate-some-users-are-cutting-the-computer-cord/2011/07/11/gIQA6ASi9H_story.html?hpid=z3 and http://bits.blogs.nytimes.com/2011/07/11/smartphones-and-mobile-internet-use-grow-report-says/

[13] http://www.washingtonpost.com/blogs/post-tech/post/fccs-net-neutrality-rules-to-trigger-legal-hill-challenge/2011/09/13/gIQALFzlPK_blog.html?wprss=post-tech

[14] http://thehill.com/blogs/hillicon-valley/technology/173877-senate-gop-want-cost-benefit-analysis-of-net-neutrality-rules

[15] http://online.wsj.com/article/SB10001424053111903703604576587073700335538.html; http://www.reuters.com/article/2011/09/23/idUS350788123720110923; http://www.fool.com/investing/general/2011/09/23/fcc-publishes-net-neutrality-rules-likely-sparking.aspx; http://www.ibtimes.com/articles/219084/20110923/net-neutrality-fcc-verizon-metropcs-genachowski-robert-mcdowell-fcc.htm; http://www.csmonitor.com/Innovation/Horizons/2011/0923/Net-neutrality-rules-are-coming.-Here-s-why-they-matter

[16] http://www.forbes.com/sites/larrydownes/2011/09/26/the-true-cost-of-net-neutrality/; http://www.forbes.com/sites/scottcleland/2011/09/28/55/; http://thehill.com/blogs/hillicon-valley/technology/183831-rockefeller-defends-fccs-net-neutrality-rules; http://marketplace.publicradio.org/display/web/2011/10/04/tech-report-will-net-neutrality-be-killed-by-litigation/?refid=0; and http://online.wsj.com/article/SB10001424052970204138204576599130907172662.html

Noting the importance of the issue to national economic growth, Lowell McAdam, Verizon Communications chief executive, warned in September that investment in the telecoms sector could be curtailed should there be the risk of further regulation, such as net neutrality. "I think if you start regulating rates that can be charged in the free market enterprise, people will begin to pull back on their capital investment and I think that's the worst thing that could happen to the US economy right now."[17]

In early October, the Institute for Policy Integrity at New York University School of Law took issue with that conclusion in its policy brief *Consumer Surplus and Net Neutrality*, describing:

> how a weakening of the principle of network neutrality might impact the Web. Based on an analysis of Internet usage, it finds that Internet infrastructure and content work together to generate huge economic benefits for consumers—possibly as much as $5,686 per user, per year.

The brief, written by three economists, went on to conclude, "Eliminating network neutrality, as some have proposed, may reduce incentives to invest in Internet content and infrastructure."[18]

Similarly, Professors from Notre Dame and the University of Florida published a study showing that "if net neutrality were abolished, ISPs actually have *less* incentive to expand infrastructure." They went on to state:

> If the goal of public policy is to expand broadband availability and reduce congestion, decision-makers should look beyond the immediate winners and losers and focus on the long-term consequences of their choices. Eliminating net neutrality will put a damper on investment in the Internet infrastructure that is likely to power a great deal of future innovation and growth — not exactly a recipe for maintaining the United States' position as the global technological and economic leader.[19]

Over the course of October and into November, network neutrality was vigorously debated in the Senate as the chamber took up the Congressional Review Act joint resolution which sought to kill the FCC net neutrality regulations. Obama Administration concern over the outcome of that debate was significant enough that the White House felt it necessary to issue a veto threat in defense of net neutrality on November 8th, stating:

> Today more than ever, the open Internet is essential to job creation, economic growth, and global competitiveness. The United States leads the world in the development of new Internet-based services and applications. An important element of this leadership is that the open Internet enables entrepreneurs to create new services without fear of undue discrimination by network providers. Federal policy has consistently promoted an Internet that is open and facilitates innovation and investment, protects consumer choice, and enables free speech.

[17] http://www.ft.com/intl/cms/s/0/77df8d24-dafd-11e0-bbf4-00144feabdc0.html#axzz1XmfeaWxm
[18] http://policyintegrity.org/files/publications/Internet_Benefits.pdf
[19] http://gigaom.com/broadband/traffic-jams-isps-and-net-neutrality/

The Statement of Administration Policy concluded that this is "a critical part of the Nation's economic recovery. It would be ill-advised to threaten the very foundations of innovation in the Internet economy and the democratic spirit that has made the Internet a force for social progress around the world."[20]

It should not be a surprise that the White House thought this public policy debate was important enough to issue a veto threat. One poll this year showed that after hearing a description of net neutrality, voters strongly support it and staunchly oppose efforts to make it easier for ISPs to circumvent its principles. The survey found that more than three-out-of-four voters support net neutrality after hearing a description of it (76%), while 80% oppose proposed legislation that would allow ISPs to ignore its principles, including 59% who do so strongly.[21]

Senator Kerry argued in the Senate that net neutrality is critical to the business and economic innovation and development of our country; he also put it within the context of the Occupy Wall Street protests, stating:

> We are standing here trying to defend (net) neutrality. The other side is coming here and trying to create a new structure where the process will be gamed once again in favor of the most powerful. I mean, this is really part of the whole debate that's going on in America today about the 99% who feel like everything is gamed against them and the system is geared by the people who have the money and the people who have the power who get what they want.[22]

Putting it more succinctly, his fellow senator from Massachusetts, Republican Scott Brown, said, "Keeping the internet open and accessible is vital to the future of our economy, and is a bipartisan concern."[23]

On November 10, when the Senate failed to pass the Joint Resolution which would have stopped the FCC net neutrality regulations, the event received widespread media coverage.[24]

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[20] http://www.whitehouse.gov/sites/default/files/omb/legislative/sap/112/sapsjr6s_20111108.pdf
[21] http://www.publicknowledge.org/ATTMoPollSummary
[22] http://www.savetheinternet.com/blog/11/11/09/sen-kerrys-speech-protect-open-internet-threat - see also "Media Justice and the 99 Percent Movement - How net neutrality helped Occupy Wall Street" http://www.fair.org/index.php?page=4440
[23] http://politicalnews.me/?id=9889
[24] http://online.wsj.com/article/SB10001424052970204224604577030133809162386.html
http://tech.fortune.cnn.com/2011/11/11/what-next-for-net-neutrality/
http://www.washingtonpost.com/blogs/post-tech/post/senate-votes-against-net-neutrality-killer/2011/11/10/gIQAdScC9M_blog.html?wprss=post-tech
http://www.latimes.com/business/la-fi-net-neutrality-20111111,0,3415946.story
http://opinion.latimes.com/opinionla/2011/11/technology-net-neutrality-rules-survive-for-now.html
http://bostonglobe.com/news/nation/2011/11/10/democrats-reject-gop-bid-repeal-net-neutrality/JUXWEC9aeLPQoNQaaLSxoK/story.html
http://www.boston.com/Boston/politicalintelligence/2011/11/partisanship-erupts-over-net-neutrality/7tbujufJly1caH15PPkt4O/index.html
http://www.npr.org/blogs/thetwo-way/2011/11/10/142219755/net-neutrality-survives-republican-challenge
http://www.foxnews.com/politics/2011/11/10/senate-rejects-gop-bid-to-overturn-net-neutrality-internet-rules/

But the November vote was not the end of the ongoing policy debate. In December, Tennessee Representative Marsha Blackburn introduced legislation that would limit the FCC's ability to impose net neutrality conditions on wireless companies that purchase spectrum leases at auction.[25] On the Senate side, the debate was arguably even more vigorous: in mid-December Texas Senator Kay Bailey Hutchison asserted that through the FCC's net neutrality rules the Administration was exhibiting a "fundamental disregard of the Constitution."[26]

The debate is sure to continue in media outlets around the country. In Oregon, the statewide *Oregonian* newspaper recently published an article about the state's only Republican Congressional representative, with the headline "Greg Walden in middle of fight over 'net neutrality' and communications regulation."[27] The *San Francisco Chronicle Business Insider*, in its year-end wrap up of technology policy ("The Dumbest Tech Bills Congress Introduced In 2011) featured net neutrality legislation prominently.[28]

As we look ahead to 2012, these issues will continue to be debated. Lawsuits brought by Verizon and a number of public interest groups against the FCC regarding net neutrality rules will attract significant attention and add fuel to the debate as they move through litigation.

What's clear is that network neutrality is, and will continue to be, a critical and consistent issue of public policy debate for many years to come. Evidence of that is a request for academics to submit papers for a publication entitled "Net Neutrality 2012." Its editor, Professor Zack Stiegler of Indiana University of Pennsylvania, outlines the tone of the publication[29]:

> Network neutrality ("net neutrality") is perhaps the most contentious media policy issue in recent history, raising serious questions about access, control, expression, and regulation online. The FCC's Open Internet Initiative yielded heated debate among consumers, ISPs, politicians and the technology industry. Although the FCC officially adopted its net neutrality policy in December of 2010, the issue is far from resolved, with conservative critics decrying the policy as overbearing governmental regulation, while consumer groups argue that the FCC's policies don't go far enough in protecting Internet openness.

And as if to make the point most directly, in early December Verizon's decision to ask Google to remove an app from a new Android wireless phone highlighted the net neutrality debate in a very

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http://www.theatlantic.com/technology/archive/2011/11/senate-blocks-resolution-to-overturn-net-neutrality-rules/248279/
http://blog.chron.com/txpotomac/2011/11/texmessage-hutchison-says-obama-wants-to-over-regulate-the-internet/
http://www.guardian.co.uk/media-tech-law/video/the-importance-of-net-neutrality-video?newsfeed=true
http://news.bbc.co.uk/democracylive/hi/europe/newsid_9636000/9636690.stm

[25] http://thehill.com/blogs/hillicon-valley/technology/198245-democrats-slam-republicans-over-anti-net-neutrality-provision

[26] http://dailycaller.com/2011/12/11/senator-internet-regulation-%E2%80%98a-fundamental-disregard-of-the-constitution%E2%80%99-video/

[27] http://www.oregonlive.com/mapes/index.ssf/2011/12/greg_walden_in_middle_of_fight.html

[28] http://www.businessinsider.com/congresss-stupidest-technology-bills-that-would-ruin-the-internet-2011-12#ixzz1hNz3jDQy

[29] http://www.wikicfp.com/cfp/servlet/event.showcfp?eventid=20036&copyownerid=32901

specific example. The *Los Angeles Times* wrote in a December 7th editorial, "By asking Google to remove an app from a forthcoming phone for its network, Verizon Wireless has rekindled the debate over a compromise in the Federal Communications Commission's Net neutrality rules that Google and Verizon helped broker."[30]

On December 19th, the Director of the Center for Internet and Society at Stanford Law School, Barbara van Schewick, formally asked the FCC to investigate Verizon's alleged blocking of Google Wallet. Professor van Schewick told the Commission that if Google can be blocked, "every mobile innovator and investor in the country will know that they are at the mercy of the carriers."[31]

As demonstrated above, the issue has been the subject of widespread public debate, media coverage, regulatory activity, and legislative activity for at least four years. The issue shows no signs of subsiding in the wake of the FCC Order. The public debate will continue in court, in Congress, at the FCC, in academia, in the traditional news media and online. It is the most significant public policy issue confronting the Company right now and for that very reason it is appropriate for shareholder consideration.

The Proposal Does Not Seek To Micro-manage the Company

The Company argues that the Proposal should also be excluded because managing Internet access is a complex business and that the Proposal seeks to micro-manage these intricate activities. The SEC explained in the 1998 Release that proposals are not permitted to seek "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

In the 1998 Release, the Commission cited favorably to *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993) when discussing how to determine whether a proposal probed too deeply into matters of a complex nature. In *ACTWU*, the court was addressing the ordinary business exclusion in the context of employment discrimination at a retailer. The court concluded that the following request did not probe too deeply into the company's business:

> 1. A chart identifying employees according to their sex and race in each of the nine major EEOC defined job categories for 1990, 1991, and 1992, listing either numbers or percentages in each category.
>
> 2. A summary description of any Affirmative Action policies and programs to improve

[30] http://opinion.latimes.com/opinionla/2011/12/technology-will-google-wallet-ever-open-on-verizon-phones.html

[31] http://blogs.law.stanford.edu/newsfeed/2011/12/19/net-neutrality-scholar-barbara-van-schewick-urges-fcc-to-investigate-verizons-blocking-of-google-wallet/

performances, including job categories where women and minorities are underutilized.

3. A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females and/or belong to ethnic minorities.

4. A general description of how Wal-Mart publicizes our company's Affirmative Action policies and programs to merchandise suppliers and service providers.

5. A description of any policies and programs favoring the purchase of goods and services from minority- and/or female-owned business enterprises.

Under this standard the issue of network neutrality on the company's wireless networks is very appropriate for shareholder consideration. And the manner in which the proposal seeks to address it is similarly proper. For example, the proposal in *Halliburton Company* (March 11, 2009), which was not omitted and which sought relatively detailed information on political contributions, included the following resolve clause:

Resolved, that the shareholders of Halliburton Company ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

a) An accounting of the Company's funds that are used for political contributions or expenditures as described above;

b) Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and

c) The internal guidelines or policies, if any, governing the Company's political contributions and expenditures

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

Or consider the identical proposals in *Chesapeake Energy Corp.* (April 13, 2010), *Ultra Petroleum Corp.* (March 26, 2010), *EOG Resources, Inc.* (Wednesday, February 3, 2010) and *Cabot Oil & Gas Corp.* (January 28, 2010), which passed muster under the micro-management standard. This proposal requested a report on:

> the environmental impact of fracturing operations of Chesapeake Energy Corporation; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing; 3. other information regarding the scale, likelihood and/or impacts of potential material risks, short or long-term to the company's finances or operations, due to environmental concerns regarding fracturing.

Also of relevance to this discussion is a series of proposals pertaining to banking and finance which sought a "policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated," *JPMorgan Chase & Co.* (March 19, 2010), *Bank of America Corp.* (February 24, 2010), *Citigroup Inc.* (February 23, 2010). Arguably, derivatives trading and the sophisticated financial instruments involved in that market constitute one of the most complicated modern businesses on the planet today.

We also observe that shareholders have been permitted to consider proposals that focus on nuclear power generation, probably one of the most complex and technically demanding businesses from an environmental perspective - e.g. *Public Service Enterprise Group Inc.* (February 17, 1998), *Northern States Power Co.* (February 9, 1998), *Carolina Power & Light Co.* (March 8, 1990).

Finally, in *Wal-Mart Stores, Inc.* (March 31, 2010) the Staff permitted a proposal that asked the company to require its chicken and turkey suppliers to switch to animal welfare-friendly controlled-atmosphere killing. Wal-Mart has one of the most far-reaching and complex supply chains of any global business. Thus, while it may be complicated, shareholders can appreciate those complexities as they evaluate a proposal and make a reasonably informed decision about its implications for the company.

From these and many other examples, it is clear that shareholders have been deemed able to consider the merits of some very complex and multifaceted business issues. The Proposal we have filed with the Company is certainly within the parameters defined by these other cases. It is in fact a much simpler and more direct request of the Company.

Internet network management involves no greater complexity than operating a nuclear power plant, hydro-fracturing, derivatives trading, or managing the logistics of a global supply chain. And shareholders have been able to address proposals focused on issues involving the extraordinarily dangerous pressures of nuclear power generation; the famously complex requirements of the Internal Revenue Code; the societal struggles with affirmative action policies; the logistical intricacies and pressures of the global just-in-time supply chain web; and the multi-jurisdictional demands of some of the most complex regulatory structures in the nation designed to protect the quality of our water, air and soil.

The record is clear: in the past, shareholders have been deemed well-suited to consider proposals that would impact how companies navigate complex matters. Our Proposal is no different. We are asking the Company to operate its wireless network consistent with network neutrality principles and we provide a reasonable level of detail about what that means. Yes, the Internet is complicated, as is operating a wireless network, but the Company has not demonstrated that it is any more complex than any of the precedent businesses just described.

As important, the Proposal does not seek to delve into the details of the Internet or the operating requirements of a wireless network. A complex proposal would have gone into the details of network administration. The Proposal, however, is actually exactly the opposite because it requests that the Company operate its network consistent with the principle that it should treat all packets in a non-discriminatory fashion. A complex proposal would have called for treating video packets in one manner, audio packets in another, peer-to-peer protocols in another, and email in yet another way. That would have required the Company to implement technologies to discriminate one packet from another. But we have done the opposite by simply asking the company to treat all packets the same – i.e., the principle of non-discrimination described by the term network neutrality.

Including the terms "consistent" and "principles" goes a long way in this case to ensure that we are not micro-managing the Company. By requesting that the Company operate its wireless network *consistent* with network neutrality principles the Proposal clearly affords management leeway to operate its network in whatever manner necessary so long as it is in harmony with network neutrality principles. Similarly, the use of the term "principles" indicates that we are referring to a body of understanding regarding non-discrimination and neutral routing. In order to avoid being too vague (the flip side of the micro-managing argument) we provided a description of net neutrality principles based on the AT&T/BellSouth merger conditions that we discuss below.

We therefore respectfully request that the Staff conclude that the Company has not met its burden of establishing that the Proposal seeks to micro-manage the Company.

The Proposal, if implemented, would not violate any applicable laws

Under Rule 14a-8(c)(2), issuers are permitted to exclude a proposal that, if implemented, would cause the company to violate any state, federal, or foreign law to which it is subject. For example, in *General Electric Company* (January 28, 1997) the Staff permitted the company to exclude a proposal requesting the company to clean up PCBs in the Hudson River immediately because it provided a legal opinion demonstrating that if it implemented the proposal it would violate specific statutes, 42 U.S.C. Section 9604(a) and 42 U.S.C. Section 9622(e)(6), regarding superfund remediation.[32]

Prior Staff decisions establish that the company has the burden of demonstrating that implementation would violate compelling legal precedent or decided legal authority. Under *The*

[32] We note the Company has not provided its argument in the form of a legal opinion.

Quaker Oats Company (April 6, 1999) the Staff wrote "neither counsel for you nor the proponent has opined as to any ***compelling*** state law precedent. In view of the lack of any ***decided legal authority*** we have determined not to express any view with respect to the application of rules 14a-8(i)(1) and 14a-8(i)(2) to the revised proposal." (emphasis added).

As demonstrated below, the Company has failed to meet this standard because it has already implemented virtually identical language on its Wi-Max wireless network under the terms of its merger with BellSouth and the proposal provides for implementation within existing legal and regulatory requirements.

First, while the company asserts that implementation would violate FCC rules it does not specify which rules would be relevant, the text of those rules, a discussion of how those rules apply to AT&T and its network management, nor how, specifically, implementation of net neutrality would inevitably cause the company to violate the rules. In short, the company has simply made conclusory remarks without any legal analysis or opinion. Failing to provide such details and relying on undisclosed legal reasoning denies us the ability to rebut the assertions or provide our own legal opinion. It also demonstrates that the Company has not met its burden of proving that implementation would violate compelling legal precedent or decided legal authority.

Second, the Company's assertions are contradicted by the fact that it already implemented these same net neutrality principles for at least two years. In 2006, the Company sought approval from the FCC of its proposed merger with another major telecommunications company, BellSouth. In order to "facilitate the speediest possible approval of the merger by the Commission," AT&T agreed to a number of conditions. As outlined in a December 2006 letter from the company to the FCC, the conditions included a two-year commitment to "Net Neutrality" (AT&T's words), as defined thus:

> AT&T/BellSouth also commits that *it will maintain a neutral network and neutral routing* in its wireline broadband Internet access service. This commitment shall be satisfied by AT&T/BellSouth's agreement not to provide or to sell to Internet content, application, or service providers, including those affiliated with AT&T/BellSouth, any service that *privileges, degrades or prioritizes any packet transmitted over AT&T/BellSouth's wireline broadband Internet access service based on its source, ownership or destination.*[33] (emphasis added)

Further, AT&T agreed at the time to extend that commitment to its *wireless* Wi-Max service:

> For purposes of this commitment, AT&T/BellSouth's wireline broadband Internet access service and its Wi-Max fixed *wireless* broadband Internet access service are, collectively, AT&T/BellSouth's "wireline broadband Internet access service.[34] (emphasis added)

[33] Letter from AT&T Senior Vice President Robert W. Quinn, Jr. to Marlene H. Dortch, Secretary, Federal Communications Commission, December 28, 2006. http://transition.fcc.gov/ATT_FINALMergerCommitments12-28.pdf, page 8.
[34] *Id.*

As is evident, the language in the shareholder proposal is pulled directly from this license condition. The FCC would not, nor would AT&T, agree to license conditions that would contradict FCC rules or other laws and regulations to which they are subject. The fact that the Company has previously agreed to implement these precise net neutrality principles on its wireless network is overwhelming evidence that it would be able to do so again without violating the law.

Third, the Proposal asks the Company "to operate its wireless broadband network *consistent* with network neutrality *principles*." (emphasis added). By using the words "consistent" and "principles" it is clear that we are not requesting that the Company commit to operating its wireless network in strict lock-step with a net neutrality mandate. Rather we are asking for *consistency* with net neutrality *principles*, which clearly leaves significant room to comply with FCC rules. In doing so, the Proposal affords the Company more than a reasonable amount of leeway to manage its wireless network in keeping with both net neutrality principles and all applicable laws.

For the above reasons we believe the Company has not met its burden of demonstrating that implementing the proposal would cause the company to violate laws to which it is subject.[35]

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8. Not only does the Proposal raise a significant social policy issue facing the Company, but it also raises the issue at a level of detail that is appropriate for shareholder consideration. In addition, the Proposal, if implement, would not cause the Company to violate any applicable laws. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (503) 592-0864 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Jonas Kron

[35] We note that the Staff typically permits shareholders to amend proposals that violate Rule 14a-8(c)(2) such that they would not cause the company to violate the law. See e.g. *Raytheon Co.* (March 9, 1999) and *CBS Corp.* (March 16, 1998). If the Staff concurs with the company's argument regarding Rule 14a-8(c)(2) we request the opportunity to amend the proposal by adding "and all other legal requirements" after the word "principles".

cc: Attorney David B. Harms (harmsd@sullcrom.com)
Sullivan & Cromwell LLP

Paul Wilson (pw2209@att.com)
General Attorney
AT&T Inc.

The Nathan Cummings Foundation
The Benedictine Sisters of Mount St. Scholastic

Appendix A
Full Text of the Proposal

NETWORK NEUTRALITY ON WIRELESS NETWORKS

WHEREAS:

The open (non-discriminatory) architecture of the Internet is critical to the prosperity of our economy and society. Non-discrimination principles are commonly referred to as "network neutrality" and seek to ensure equal access and non-discriminatory treatment for all content.

As President Obama and Federal Communication Commission Chairman Genachowski have pointed out, an open Internet plays a pivotal role in solving critical national problems such as healthcare, education, energy, and public safety and is necessary "to preserve the freedom and openness that have allowed the Internet to become a transformative and powerful platform for speech and expression."

Network neutrality rules are also needed to "facilitate the growth of the Internet and give private companies the correct incentives to continue investing in this significantly valuable good," according to a January 2010 report by the Institute for Policy Integrity at New York University. The report finds that an open Internet accounts for billions of dollars of economic value for Americans.

We believe this economic and social value is an important factor in the growth of our economy and widely diversified investment portfolios.

Open Internet policies on wireless networks (the fastest growing segment of the Internet) have particular importance for minority and economically disadvantaged communities. People of color access the Internet via cell phones at a much greater rate than their white counterparts, according to a report by the Pew Internet & American Life Project. In 2010, the report found, 33% of whites accessed the Internet on cell phones compared to 51% of Latinos and 46% of African-Americans; 30% of whites sent or received e-mail on cell phones compared to 47% of Latinos and 41% of African-Americans.

In 2011 Pew reported "Smartphone owners under the age of 30, non-white smartphone users, and smartphone owners with relatively low income and education levels are particularly likely to say that they mostly go online using their phones." It found that almost a third of the "mostly cell" users lack any traditional broadband Internet access. The author of the report concluded, "For businesses, government agencies and nonprofits who want to engage with certain communities, they will find them in front of a four-inch screen, not in front of a big computer in their den."

According to Colorofchange.org, an organization representing African-Americans, "The digital freedoms at stake are a 21st century civil rights issue."

Currently, government regulation does not apply network neutrality principles to wireless networks. And with the prospect of an AT&T/T-Mobile merger, such principles are needed more than ever to protect open access to the Internet by millions of Americans.

Resolved, shareholders request the company publicly commit to operate its wireless broadband network consistent with network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

Appendix B
Excerpt from 2011 Proponent Reply Letter

The Proposal Focuses On Significant Policy Issue

There is no question that the Staff concluded last year that network neutrality was not a significant policy issue at that time. And there is also no question that how AT&T operates its network is a day-to-day task of the Company.

But almost a year has passed since the Staff's examination of network neutrality and over that time the issue has been at the center of an intense, broad and highly-public national discussion and debate involving the business community, the public, legislators, regulators and the press.[36] This discussion and debate constitutes tangible evidence that, at this time, network neutrality is a significant policy issue that transcends the day-to-day business of the company.[37] We therefore believe that a new staff conclusion is warranted[38] and that the issue of network neutrality is now appropriate for shareholder consideration.

Much of the evidence that network neutrality is a significant policy issue stems from the national debate leading up to and following the Federal Communication Commission's (FCC) decision in 2010 to issue network neutrality rules – the first time it has ever done so. In the months leading up to the FCC vote on December 21, 2010, network neutrality was the cover story for the September 2, 2010 issue of *The Economist*[39] and the subject of dueling editorials and commentaries in the *New York Times*[40] and *The Wall Street Journal*.[41] Just last week the editorial board of *USA Today* weighed in with its position in favor of network neutrality protections for wireless Internet access and included an opposing view by Senator Kay Bailey Hutchison.[42]

[36] In discussing this issue we hereby incorporate the relevant portions of our 2010 letters which provides documentation of public interest, regulatory activity, legislative interest and media coverage in the issue for the past three years and attach that the first of those letters as Appendix B.

[37] As the commission has stated: "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release 34-40018 (May 21, 1998). In addition, the Staff has indicated that it considers a number of indicia when considering this question including the presence of widespread public debate, media coverage, regulatory activity, legislative activity and whether the issue has been a part of the public debate for a sufficient length of time.

[38] The Commission observed in 1998, in light of " changing societal views, the Division adjusts its view with respect to 'social policy' proposals involving ordinary business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings, the manufacture of tobacco products, executive compensation, and golden parachutes." *Id.*

[39] http://www.economist.com/node/16941635

[40] http://www.nytimes.com/2010/12/18/opinion/18sat2.html?ref=editorials

[41] http://online.wsj.com/article/SB10001424052748704369304575632522873994634.html and http://online.wsj.com/article/SB10001424052748703395204576023452250748540.html

[42] http://www.usatoday.com/news/opinion/editorials/2011-01-04-editorial04_ST_N.htm and http://www.usatoday.com/news/opinion/editorials/2011-01-04-editorial04_ST1_N.htm.

A search of the *New York Times* website for the terms "wireless" and "net neutrality" appearing in the same story in 2010 generated 345 results; the same search of *The Wall Street Journal* generated 609 results. A search for "net neutrality" and "wireless" on Google News for just the month of December 2010 generated more than 1,000 results, including not only mainstream press,[43] but also the national business press[44] as well as the local press[45] of communities all across America.

In response to the FCC's December 21st vote, United States Senate Republican leader Mitch McConnell took to the floor of the Senate (and issued a press release and video) to attack the FCC action:

> Today, the Obama Administration, which has already nationalized health care, the auto industry, insurance companies, banks and student loans, will move forward with what could be a first step in controlling how Americans use the Internet by establishing federal regulations on its use. This would harm investment, stifle innovation, and lead to job losses. And that's why I, along with several of my colleagues, have urged the FCC Chairman to abandon this flawed approach. The Internet is an invaluable resource. It should be left alone.
>
> As Americans become more aware of what's happening here, I suspect many will be as alarmed as I am at the government's intrusion. They'll wonder, as many already do, if

---

[43] For example see http://www.csmonitor.com/Innovation/Latest-News-Wires/2010/1222/Net-Neutrality-Why-the-new-rules-don-t-guarantee-internet-equality, http://thepage.time.com/2010/12/21/mcconnell-blasts-flawed-net-neutrality-rules/, http://www.npr.org/2010/12/21/132237820/Fight-Over-Net-Neutrality-Is-Far-From-Over, http://www.latimes.com/business/la-fi-fcc-net-neutrality-20101222,0,6432967.story, and http://www.cnn.com/2010/TECH/web/12/20/fcc.net.neutrality/.

[44] For example see http://www.businessweek.com/news/2010-11-03/at-t-comcast-may-fend-off-web-rules-under-republicans.html, http://www.upi.com/Business_News/2010/11/20/FCC-may-vote-on-net-neutrality-soon/UPI-59881290262311/, http://www.bloomberg.com/news/2010-11-30/at-t-gains-fcc-s-ear-as-regulators-near-decision-on-net-neutrality-rules.html, http://www.forbes.com/2010/12/13/net-neutrality-internet-regulation-opinions-contributors-james-glassman.html, http://www.nytimes.com/2010/12/21/business/media/21fcc.html?hp, http://thelastword.msnbc.msn.com/_news/2010/12/21/5691617-winners-and-losers-of-net-neutrality, http://moneymorning.com/2010/12/23/fcc-net-neutrality-plan-comcast-corp.-nasdaq-cmcsa-netflix-inc.-nasdaq-nflx/, http://money.cnn.com/2010/12/21/technology/fcc_net_neutrality_ruling/index.htm, http://www.businessweek.com/magazine/content/10_50/b4207043617708.htm, http://www.economist.com/node/17800141?story_id=17800141, http://www.investors.com/EditorialCartoons/Cartoon.aspx?id=558781, http://www.ibtimes.com/articles/96852/20110103/what-is-net-neutrality-what-does-this-mean-to-you.htm,

[45] For example see Iowa - http://www.kimt.com/content/localnews/story/Net-Neutrality-Explained/ZPQA-Efd6k6zWxG--Tc4ow.cspx, Georgia - http://www.onlineathens.com/stories/010211/opi_764289542.shtml, Worcester, Massachusetts - http://www.wbjournal.com/news48101.html and http://www.telegram.com/article/20110111/NEWS/101110357/1020, New Jersey - http://www.nj.com/opinion/times/oped/index.ssf?/base/news-1/129386436859640.xml&coll=5, California - http://sfbayview.com/2010/congresswoman-waters-fcc-net-neutrality-rules-could-especially-harm-people-of-color/; Boulder, Colorado - http://www.boulderweekly.com/article-4144-fcc-breaks-obamas-promise-on-net-neutrality.html; Denver, Colorado - http://www.bizjournals.com/denver/print-edition/2011/01/07/guess-who-foots-bill.html; Oregon - http://blog.oregonlive.com/siliconforest/2011/01/sen_merkley_urges_fcc_caution.html.

> this is a Trojan Horse for further meddling by the government. Fortunately, we'll have an opportunity in the new Congress to push back against new rules and regulations."[46]

Senator McConnell's fellow Republican leader in the House, Representative John Boehner, accused the FCC of pursuing a "government takeover of the Internet." "Under this job-killing big government scheme," he said, "the Obama administration is seeking to expand the power of the federal government."[47] In addition, 30 U.S. Senate Republicans wrote to the FCC stating their vehement opposition to any network neutrality rules; more than 300 members of both houses of Congress have publicly expressed opposition to FCC action.[48] Vocal support of network neutrality was expressed by many Democrats[49] and by members of the U.S. Congressional Internet Caucus, which has over 150 members.[50]

In response to the FCC vote, President Obama issued his own statement[51] not only about the importance of network neutrality as a campaign promise and an important policy goal of his administration, but as a principle that is critical to the U.S. economy and the nation's tradition of freedom of speech:

> Today's decision will help preserve the free and open nature of the Internet while encouraging innovation, protecting consumer choice, and defending free speech. Throughout this process, parties on all sides of this issue – from consumer groups to technology companies to broadband providers – came together to make their voices heard. This decision is an important component of our overall strategy to advance American innovation, economic growth, and job creation.
>
> As a candidate for President, I pledged to preserve the freedom and openness that have allowed the Internet to become a transformative and powerful platform for speech and expression. That's a pledge I'll continue to keep as President. As technology and the market continue to evolve at a rapid pace, my Administration will remain vigilant and see to it that innovation is allowed to flourish, that consumers are protected from abuse, and that the democratic spirit of the Internet remains intact.
>
> I congratulate the FCC, its Chairman, Julius Genachowski, and Congressman Henry Waxman for their work achieving this important goal today.

---

[46] http://mcconnell.senate.gov/public/index.cfm?p=PressReleases&ContentRecord_id=facd508e-1db6-46c6-a941-4e329a3bd2d3&ContentType_id=c19bc7a5-2bb9-4a73-b2ab-3c1b5191a72b&Group_id=0fd6ddca-6a05-4b26-8710-a0b7b59a8f1f

[47] http://thehill.com/blogs/hillicon-valley/technology/96503-boehner-slams-fcc-for-takeover-of-internetq

[48] http://blogs.wsj.com/washwire/2010/11/19/house-republicans-tell-fcc-no-net-neutrality-for-christmas/ and http://chambliss.senate.gov/public/index.cfm?p=PressReleases&ContentRecord_id=0fd9a6e8-f6e9-4b03-8a32-1ab8a6629851&ContentType_id=5c81ba67-be20-4229-a615-966ecb0ccad6&Group_id=29a81778-8944-46e0-a550-9d034534e70a and http://washingtonexaminer.com/blogs/beltway-confidential/2010/12/senate-gop-likely-force-confrontation-fcc-net-neutrality-rules#ixzz18J0bwvMX

[49] http://kerry.senate.gov/press/release/?id=b389dc03-eab9-41f5-abf8-8781ae0ecbf8 -

[50] http://www.netcaucus.org/

[51] http://www.whitehouse.gov/the-press-office/2010/12/21/statement-president-today-s-fcc-vote-net-neutrality

In addition to more than 100,000 public comments[52] filed with the FCC on its proposed rules, dozens of non-governmental organizations representing widely divergent interest groups have taken the opportunity over the past year to make public statements about the importance of network neutrality. For example, the U.S. Chamber of Commerce expressed "deep concern" about network neutrality rules and their potential impact on "the tremendous investment, innovation, consumer choice, and job creation evidenced in today's broadband marketplace."[53] The National Council of Churches issued a statement declaring the importance of wireless network neutrality for social justice.[54]

The reason for all of this debate and attention is, as FCC Chairman Genachowski explained, quoting the inventor of the worldwide web Tim Berners-Lee, "A neutral communications medium is the basis of a fair, competitive market economy, of democracy, and of science." When reviewing the widespread reporting and commentary on the network neutrality rules, there is no debate that the issue itself – the rules of the road for the Internet – is vitally important to our economy, our democracy and our culture. As Senate Majority Leader McConnell stated:

> Later today the Federal Communications Commission is expected to approve new rules on how Americans access information on the Internet. It has a lot of people rightly concerned.
>
> The Internet has transformed our society, our economy, and the very way we communicate with others. It's served as a remarkable platform for innovation at the end of the 20th century and now at the beginning of the 21st century.

If the activities of AT&T are examined, one can see that the policy questions at stake are also of great importance to and a priority for the Company.[55] Over the course of the past year, not only has AT&T's public policy blog focused regular and significant attention on network neutrality with dozens of posts,[56] but it has been reported in the *Washington Post* that "AT&T was by far the most active in pushing its point of view that the agency shouldn't pursue rules. ... Top AT&T executives have met or called Chairman Julius Genachowski's office eight times in the week leading up to Thanksgiving."[57]

Bloomberg reported that same week that "AT&T Inc. has spoken more frequently than any other company with U.S. officials as they near a decision on rules that may restrict how carriers offer mobile Internet service, according to regulatory filings."[58]

---

[52] http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-10-201A2.doc

[53] http://www.uschamber.com/press/releases/2010/august/us-chamber-fcc-effort-regulate-internet-jeopardizes-jobs

[54] http://www.ncccusa.org/news/101018netneutrality.html

[55] We note that the Company spends most of page 7 in its letter to argue that network neutrality would be detrimental to its business. We have reached the opposite conclusion, but observe that the Company's discussion of the merits of the proposal are not part of the ordinary business exclusion analysis and are better suited for a discussion before shareholders.

[56] http://attpublicpolicy.com/

[57] http://voices.washingtonpost.com/posttech/2010/11/the_federal_communications_com_6.html

[58] http://www.bloomberg.com/news/2010-11-30/at-t-gains-fcc-s-ear-as-regulators-near-decision-on-net-neutrality-rules.html

This came on top of a *Wall Street Journal* investigation showing AT&T spent $14.7 million lobbying against network neutrality rules in 2009. In its story, "Lobbying War Over Net Heats Up," the *Journal* included this graphic to illustrate the significant amount of money devoted to lobbying on network neutrality rules:


Capital in the Capitol | Lobbying for and against net neutrality rules in 2009
Phone/cable companies opposed to net neutrality rules
Selected companies'/ organizations' spending on lobbying, in millions
$17.68
Verizon
15.98
National Cable & Telecom Assoc.
14.7
AT&T
12.59
Comcast
5.9
US Telecom Assoc.
Open Internet Coalition, a pro-net neutrality group
$4.03
Google
3.57
Sony
1.84
eBay
1.81
Amazon.com
1.72
ACLU
Source: Center for Responsive Politics

These numbers were only for 2009. Given the reports of heavy lobbying in 2010, one can only imagine the resources the Company devoted to this issue in 2010.[59] This significant interest was also not limited to lobbying in 2010 or 2009. *The Washington Post* reported in December 2010, "Over the past three years, more than 150 organizations hired at least 118 outside lobbying groups to influence the outcome of the vote currently scheduled for the commission's open meeting on Tuesday, Dec. 21."[60]

All of which begs the question, if network neutrality is so important that tens of millions of dollars are spent on lobbying, how can it not be a significant policy issue facing the Company? And how could it be that while citizen groups, politicians, lobbyists, individuals, and business interests can participate in a heated public policy debate that is covered extensively by the national media, that the Company considers network neutrality for wireless networks not a significant policy issue and therefore inappropriate for shareholder consideration?

Statements by multiple groups on both sides of the network neutrality debate following the FCC's December 2010 ruling make it clear that the issue will remain in the public spotlight and subject to heated debate – particularly with respect to how network neutrality principles are applied to wireless networks. As the *National Journal* put it, "The rancor in Washington over network neutrality is about to enter a new phase: all-out political and judicial warfare."[61]

---

[59] http://online.wsj.com/article/SB10001424052748704720804576009713669482024.html?mod=WSJ_newsreel_technology
[60] http://www.washingtonpost.com/wp-dyn/content/article/2010/12/17/AR2010121706183.html
[61] http://techdailydose.nationaljournal.com/2010/12/net-neutrality-vote-only-infla.php. See also, http://www.npr.org/2010/12/21/132237820/Fight-Over-Net-Neutrality-Is-Far-From-Over.

In the weeks following the FCC vote the debate continued not only with the *USA Today* pieces featuring Senator Hutchison, but also in numerous other venues,[62] including *Forbes*.[63] On January 5, 2011 Representative Marsha Blackburn and 62 co-sponsors introduced H.R. 96 - *To prohibit the Federal Communications Commission from further regulating the Internet.*[64]

In this debate, there is a distinction between network neutrality in general and its specific application to wireless access; as a result, wireless network neutrality has received copious and widespread attention and has been the subject of particularly fierce discussion. In its December vote, the FCC generally exempted wireless networks from the non-discrimination and non-prioritization rules that it created for fixed broadband connections. This exception for wireless has been most hotly debated since August 2010 when it was first recommend by Verizon and Google and then included in legislation proposed in the House by Representative Waxman.[65] Wireless Internet access is one of the fastest growing segments of the telecommunications business and is also the prevailing manner of access for economic and racial minorities. That is why, when Verizon and Google announced a joint proposal for network neutrality and proposed to leave wireless access unprotected, a huge outcry ensued.[66]

FCC Chairman Genachowski acknowledged these concerns by warning that while there were large exceptions created for mobile, that

> we affirm our commitment to an ongoing process to ensure the continued evolution of mobile broadband in a way that's consistent with Internet freedom and openness.
>
> Any reduction in mobile Internet openness would be a cause for concern—as would any reduction in innovation and investment in mobile broadband applications, devices, or networks that depend on Internet openness.[67]

For the last three years the issue of network neutrality for both fixed and wireless broadband access has occupied a great deal of public attention. Going forward there is significant concern from some corners that any rules are a problem. As the current Senate Majority leader McConnell put it in December, "we'll have an opportunity in the new Congress to push back against new rules and regulations." Similarly, there is significant concern from other constituencies that wireless Internet access was given a wide exemption from the rules. The President of one such group, Public Knowledge, made the point on National Public Radio:

> People of color, poor people, this is how they're getting their broadband Internet access. They're getting it through wireless. And by setting different standards for wireline and

[62] http://www.huffingtonpost.com/morgan-reed/promising-elements-of-the_b_801132.html, http://host.madison.com/ct/news/opinion/editorial/article_f3dcf6cc-2363-5f26-bc5f-c5ae6c53f2c8.html, and http://www.flashreport.org/featured-columns-library0b.php?faID=2011010409062562.

[63] http://www.forbes.com/2011/01/05/internet-regulation-net-neutrality-opinions-contributors-wayne-crews.html.

[64] http://www.govtrack.us/congress/bill.xpd?bill=h112-96

[65] http://thomas.loc.gov/cgi-bin/query/z?c111:H.R.3101:

[66] http://www.nytimes.com/2010/08/10/technology/10net.html?ref=technology

[67] http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-10-201A2.doc

wireless, you're essentially saying we're okay with a two-tiered Internet, and we're going to have a digital divide of a different kind.[68]

Last week the *Washington Post* reported that House Republicans will be holding hearings on network neutrality.

> Neil Fried, a staff member (chief counsel) of the Republican-led House Energy and Commerce Committee, said overturning the FCC rules will be a priority for the new House lawmakers. He said the FCC chairman and staff will be called into hearings soon on the rules, which Republicans have called job-killing.
>
> "I think you can count on early in the year, one of the first tech issues is going to be net neutrality with a series of hearings on substance, to authority, to process," Fried said.

As demonstrated above, the issue has been the subject of widespread public debate, media coverage, regulatory activity, and legislative activity for at least three years. The issue shows no signs of subsiding in the wake of the FCC vote. The public debate will continue in Congress, at the FCC, in academia, in the newspapers and online. It is the most significant public policy issue confronting AT&T right now and for that very reason it is appropriate for shareholder consideration.

[68] http://www.npr.org/2010/12/21/132237820/Fight-Over-Net-Neutrality-Is-Far-From-Over.

Appendix C
Excerpt from 2010 Proponent Reply Letter

Background

The issue of a free and open Internet – sometimes also referred to as net neutrality – has been part of the public discourse since at least September 2005, when the Federal Communications Commission began to address the issue with its Policy Statement introducing four principles designed "to foster creation, adoption and use of Internet broadband content, applications, services and attachments and to ensure consumers benefit from the innovation that comes from competition."[69]

Generally speaking, the principle underlying efforts at preserving the free and open architecture of the Internet is that there should be no or minimal restrictions on lawful content, technologies, applications or modes of communication on the Internet. There is, however, significant disagreement about what this principle means in application – how it might affect consumers' use and experience of the Internet; what it means for freedom of expression and association; what it might mean for the management of networks carrying Internet traffic; how it might affect innovation of and within the Internet; and the implications for businesses built upon the Internet.

Confirmation of the importance of this issue comes from two principal sources. The first source comprises a public record replete with proposed and enacted legislation and regulation, millions of pages of public statements and reports, and extensive worldwide media coverage involving thousands of individuals and organizations. The second source comprises the statements and actions of AT&T.

The Public Record

Regardless of one's position on the future of Internet architecture, there is strong consensus that it is a critically important issue affecting the future of our economy, our democracy, and our civic and artistic culture. For example, one important piece of pending Congressional legislation - H.R.3458 - Internet Freedom Preservation Act – which has 20 co-sponsors and declarations of support from at least 5 U.S. Senators, provides 14 findings about the role of the Internet in our society:

1. Our Nation's economy and society are increasingly dependent on Internet services.

2. The Internet is an essential infrastructure that is comparable to roads and electricity in its support for a diverse array of economic, social, and political activity.

3. Internet technologies and services hold the promise of advancing economic growth, fostering investment, creating jobs, and spurring technological innovation.

[69] http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-05-151A1.pdf

4. As the Nation becomes more reliant upon such Internet technologies and services, unfettered access to the Internet to offer, access, and utilize content, services, and applications is vital.

5. The global leadership in high technology that the United States provides today stems directly from historic policies that embraced competition and openness and that have ensured that telecommunications networks are open to all lawful uses by all users.

6. The Internet was enabled by those historic policies and provides an open architecture medium for worldwide communications, providing a low barrier to entry for Internet-based content, applications, and services.

7. Due to legal and marketplace changes, these features of the Internet are no longer certain, and erosion of these historic policies permits telecommunications network operators to control who can and who cannot offer content, services, and applications over the Internet utilizing such networks.

8. The national economy would be severely harmed if the ability of Internet content, service, and application providers to reach consumers was frustrated by interference from broadband telecommunications network operators.

9. The overwhelming majority of residential consumers subscribe to Internet access service from 1 of only 2 wireline providers: the cable operator or the telephone company.

10. Internet access service providers have an economic interest to discriminate in favor of their own services, content, and applications and against other providers.

11. A network neutrality policy based upon the principle of nondiscrimination and consistent with the history of the Internet's development is essential to ensure that Internet services remain open to all consumers, entrepreneurs, innovators, and providers of lawful content, services, and applications.

12. A network neutrality policy is also essential to give certainty to small businesses, leading global companies, investors, and others who rely upon the Internet for commercial reasons.

13. A network neutrality policy can also permit Internet service providers to take action to protect network reliability, prevent unwanted electronic mail, and thwart illegal uses in the same way that telecommunications network operators have historically done consistent with the overarching principle of non-discrimination.

14. Because of the essential role of Internet services to the economic growth of the United States, to meet other national priorities, and to our right to free speech under the First Amendment of the Constitution of the United States, the United States should adopt a clear policy preserving the open nature of Internet communications and networks.

See also a Senate bill - S. 1836, Internet Freedom Act of 2009 - sponsored by Sen. John McCain. This significant congressional interest in the subject is consistent with two October letters discussing the importance of a free and open Internet from 29 U.S. Senators, including Byron Dorgan, John Kerry, Christopher Dodd, Tom Harkin, Bill Nelson, Patrick Leahy, Maria Cantwell, Chuck Grassley, John McCain, Lindsey Graham, Tom Coburn, and Saxby Chambliss.[70]

In mid-October 2009, 72 Democratic Representatives wrote to the FCC to express concern about the future of a free and open Internet and how best to structure regulations for the public benefit.[71] Support for Net Neutrality was expressed by all of the major Democratic candidates in the 2008 Presidential election, Barack Obama, Joe Biden, Hillary Clinton, Christopher Dodd, John Edwards, Dennis Kucinich, and Bill Richardson – as well as Republican candidate Mike Huckabee.[72]

There is little doubt that the open and free architecture of the Internet has been important to free speech around the world. Whether it be a tool for political dissent in China or Iran, or for civic organization here in the United States, as the bipartisan Knight Commission recently reported, the Internet and "[t]he potential for using technology to create a more transparent and connected democracy has never seemed brighter."[73]

Just today, Secretary of State Hillary Clinton gave "an important speech on an important subject" – promoting a free and open Internet. Highlighting the significance of a free and open Internet to the economic, political and social health of the world she noted that "the spread of information networks is forming a new nervous system for our planet". She went on to observe that "The freedom to connect is like the freedom of assembly in cyber space. It allows individuals to get online, come together, and hopefully cooperate in the name of progress. Once you're on the internet, you don't need to be a tycoon or a rock star to have a huge impact on society." These are the very issues that are at the root of the net neutrality debate.[74]

The FCC reports in its opening of the current FCC rule making proceeding, over the past six years the issue of net neutrality has generated "100,000 pages of input in approximately 40,000 filings from interested companies, organizations, and individuals." These include hundreds of federal and state legislators and an extremely broad spectrum of public interest organizations. The list includes: the National Association for the Advancement of Colored People, National Council of La Raza, the National Disability Institute Asian American Justice Center, Hispanic Technology and Telecommunications Partnership, League of United Latin American Citizens, National Organization of Women, National Black Caucus of State Legislators, National Conference of Black Mayors, National Organization of Black County Officials, National Organization of Black Elected Legislative Women, Women in Municipal Government, Asian American Justice Center, American Conservative Union, American Library Association,

---

[70] http://voices.washingtonpost.com/posttech/dorgan%20letter%20to%20chairman%20genachowski.pdf and http://voices.washingtonpost.com/posttech/senateletter.pdf.

[71] http://online.wsj.com/public/resources/documents/fcc_20091016.pdf

[72] http://news.cnet.com/8301-10784_3-9806431-7.html

[73] http://www.thefederalregister.com/d.p/2009-11-30-E9-28062

[74] http://www.foreignpolicy.com/articles/2010/01/21/internet_freedom?print=yes&hidecomments=yes&page=full

Americans for Tax Reform, Consumer Federation of America, Consumers Union, and the Japanese American Citizens League. In just the 30 day period preceding the submission of this letter, the FCC received more than 20,000 filings and more than 100,000 comments on this issue.[75]

As FCC Chairman Genachowski noted in a September 2009 speech, a free and open Internet is an "unprecedented platform for speech, democratic engagement, and a culture that prizes creative new ways of approaching old problems." A free and open Internet, he said, demands Americans' attention because the Internet must play a critical role in solving the "great challenges [we face] as a nation right now, including health care, education, energy, and public safety." He asserted: "We have an obligation to ensure that the Internet is an enduring engine for U.S. economic growth, and a foundation for democracy in the 21st century."[76]

The issue is not only of importance in the United States. In December 2009, the European Commission made a declaration on net neutrality in the Official Journal of the European Union, stating:

> The Commission attaches high importance to preserving the open and neutral character of the Internet, taking full account of the will of the co-legislators now to enshrine net neutrality as a policy objective and regulatory principle to be promoted by national regulatory authorities, alongside the strengthening of related transparency requirements and the creation of safeguard powers for national regulatory authorities to prevent the degradation of services and the hindering or slowing down of traffic over public networks. The Commission will monitor closely the implementation of these provisions in the Member States, introducing a particular focus on how the "net freedoms" of European citizens are being safeguarded in its annual Progress Report to the European Parliament and the Council.[77]

A search for "net neutrality" on Google, will produce more than 21 million results. If the search is narrowed by the inclusion of the term "AT&T" more than 4 million results are produced, meaning that AT&T is associated with approximately 20% of all occurrences of "net neutrality" in global web searches.

Prominent academic institutions, such as Harvard University and Columbia University, have established well resourced centers devoted to these issues. At Harvard, the Berkman Center for Internet & Society has initiated projects on subjects such as "Internet and Democracy" and the "OpenNet Initiative" which devote academic instruction and research on content filtering and how the Internet impacts "the rights of citizens to access, develop and share independent sources of information, to advocate responsibly, to strengthen online networks, and to debate ideas freely with both civil society and government."[78]

---

[75] http://fjallfoss.fcc.gov/ecfs/proceeding/view?z=3ehi&name=09-191 and http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-09-93A1.pdf
[76] http://www.openinternet.gov/read-speech.html
[77] http://eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=OJ:C:2009:308:0002:0002:EN:PDF
[78] http://cyber.law.harvard.edu/ and http://www4.gsb.columbia.edu/citi/

Similarly, in January 2010 the Institute for Policy Integrity at New York University issued a report - *Free to Invest: The Economic Benefits of Preserving New Neutrality* - which examined net neutrality policy from an economic perspective. The report concluded that it would be advisable to construct net neutrality rules that "will facilitate the growth of the Internet and give private companies the correct incentives to continue investing in this significantly valuable good." The report finds that the open and free Internet accounts for billions of dollars of economic value for Americans.[79] For widely diversified investors, this economic perspective is critically important.

And shareholders are aware of the critical nature of these issues. For example, at CenturyTel, the nations fourth largest ISP, a 2009 shareholder resolution seeking greater company disclosure regarding network management practices and impacts on democratic values received a remarkable 30% of the vote – a clear expression of shareholder concern.

Actions and Statements of AT&T

In light of this widespread interest, in October 2009 the FCC proposed a rule-making process to address the issue of a free and open Internet.[80] In the lead up to the FCC announcement *The Wall Street Journal* reported that "AT&T has launched a full-blown campaign against the proposal," adding that "a fever pitch of public debate over the proposal" had already arisen.[81]

Indeed, in October 2009 AT&T sought to enlist the voice of its employees in the debate in a letter to all U.S.-based managers. After rightly noting the importance of the Internet for economic and job growth, James Cicconi, AT&T's Senior Executive Vice President for External and Legislative Affairs, encouraged them *and* their families and friends to write to the FCC and urge "the FCC not to regulate the Internet."

According to one news report:[82]

> Cicconi added that employees should use a personal e-mail address, which would downplay the fact that the comments were sourced from AT&T and likely disguise any pre-conceived biases reflecting their company's stance on the issue.
>
> "Over the last few weeks an extraordinary number of voices expressed concern over news reports that the Federal Communications Commission (FCC) is poised to regulate the Internet in a manner that would drive up consumer prices, and burden companies like ours while exempting companies like Google (NSDQ: GOOG)," Cicconi said in his memo. "We encourage you, your family and friends to join the voices telling the FCC not to regulate the Internet."
>
> The letter offers five points that AT&T employees can use to make a case against net neutrality on the FCC blog in the days preceding the agency's Thursday meeting.

---

[79] http://www.policyintegrity.org/documents/Free_to_Invest.pdf
[80] http://www.openinternet.gov/
[81] http://online.wsj.com/article/SB10001424052748704597704574487224011507720.html
[82] http://www.crn.com/networking/220700461;jsessionid=TA1ZPNYKN45J1QE1GHRSKH4ATMY32JVN

AT&T has indeed been forceful in stating its positions, even engaging in direct debate with the White House. In November 2009, White House deputy chief technology officer Andrew McLaughlin told attendees at a telecommunications industry conference that free speech and network neutrality are "intrinsically linked." He went on to compare censorship in China to the need for free and open Internet rules in the United States.

AT&T's Mr. Cicconi issued an angry response, saying: "It is deeply disturbing when someone in a position of authority, like Mr. McLaughlin, is so intent on advancing his argument for regulation that he equates the outright censorship decisions of a communist government to the network congestion decisions of an American ISP. There is no valid comparison, and it's frankly an affront to suggest otherwise." The White House defended Mr. McLaughlin's comments, stating: "A key reason the Internet has been such a success is because it is the most open network in history. Mr. McLaughlin was simply reiterating the Administration's consistent support for the importance of an open Internet -- both at home and abroad."[83]

In December 2009, AT&T's Mr. Cicconi wrote a letter to FCC Chairman Genachowski on net neutrality issues in which he stated that the last 25 years of Internet innovation in the areas of technological, business and society "has transformed the world economy."[84]

Given all this, it should be of little surprise that several news organizations reported that AT&T is the most active lobbyist on these issues.[85] The *Washington Post* reported: "Facing a major regulatory issue that could be worth a fortune in future business, AT&T has unleashed the kind of lobbying blitz that makes it one of the grand corporate players of the great Washington game."[86]

Similarly, *The Wall Street Journal* noted that AT&T is "marshaling political allies, lobbyists and . . . labor unions for a fight over proposed 'net neutrality' rules that could affect tens of billions of dollars in investments." The *Journal* went on:

> Plenty of lobbyists have made their concerns about the FCC's proposal known to their political allies over the past few weeks. But AT&T lobbyists were particularly active, swarming Capitol Hill and state houses, prompting a bipartisan mix of governors, congressmen and senators to send worried letters to the FCC. Two big labor unions have taken out newspaper ads attacking the new rules.[87]

Or, as *BusinessWeek* described it in September 2009, the public debate over net neutrality is "likely to be the biggest telecom regulatory fight in more than a decade." [88]

---

[83] http://www.washingtonpost.com/wp-dyn/content/article/2009/11/24/AR2009112404175.html
[84] Letter from James Cicconi to FCC Chairman Jules Genachowski, December 15, 2009, filed with the Commission.
[85] http://www.opensecrets.org/news/2009/10/the-federal-communications-com.html and http://www.washingtonpost.com/wp-dyn/content/article/2009/10/21/AR2009102103944.html
[86] Id.
[87] *AT&T, Google Battle Over Web Rules*, Amy Schatz, Wall Street Journal October 23, 2009.
[88] http://www.businessweek.com/technology/content/sep2009/tc20090929_214957.htm

This is not business as usual for AT&T or any of its constituencies. This is particularly true in light of the Company's well recognized social obligations, as expressed through the Public Policy Committee's mandate. As the Proposal notes, AT&T's Board has a Public Policy Committee authorized "to review the corporate policies and practices in furtherance of AT&T's corporate social responsibility, including public policy issues affecting AT&T, its shareholders, employees, customers and the communities in which it operates; to determine how Company practices impact public expectations; and to provide guidance and perspective to the Board and management on these issues."

Trillium Asset Management, like all widely diversified investors, has a significant interest in this debate. The FCC's statements, and those of other commentators, include highly persuasive and compelling arguments that the architecture of the Internet will in fact have a major positive impact on the economy by virtue of its impact on free speech, civic participation, democratic engagement and marketplace competition, as well as robust broadband adoption and participation in the Internet community by minorities and other socially and economically disadvantaged groups. Many investors have concluded that the greatest source of risk to a broad portfolio is that profit-seeking externalities and risks caused by one portion of the portfolio come back into the portfolio elsewhere, lowering overall returns.

But we also believe the Company's position is not in the Company's long term interests. It puts the Company in a tenuous position relative to its reputation and its responsibilities to corporate social impacts and may also pose a long-term financial risk to the Company. As a result, it is a position that should not be taken.

For these reasons, we recommend that AT&T's Public Policy Committee re-examine our Company's policy position. The public policy debate now swirling around a free and open Internet may be one of the most important public policy debates the Company will confront this decade. It is entirely appropriate for shareholders to have the opportunity to consider the issue on this year's proxy.

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

December 15, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. – Request to Exclude Stockholder Proposal of Trillium Asset Management, LLC on behalf of Michael Diamond, Tamra Davis and John P. Silva and Co-Proponents

Ladies and Gentlemen:

AT&T Inc., a Delaware corporation ("AT&T" or the "Company"), proposes to exclude a stockholder proposal from its proxy materials this year for the same reason the Commission staff (the "Staff") permitted the Company to exclude a substantially similar proposal in each of the last three years. We believe the current proposal is merely an attempt to repackage previous proposals about AT&T's network management practices, which the Staff concluded were excludable on ordinary business grounds under item (i)(7) of Rule 14a-8.

More importantly, the Company is very concerned that the current proposal, if adopted, would directly interfere with its network management practices and seriously impair its ability to provide wireless broadband service to its customers. As described below, this would create serious business, operational and regulatory problems for AT&T's wireless broadband network. Consequently, the current proposal, like the prior ones, should be excludable under item (i)(7) on ordinary business grounds. The Company also believes the current proposal should be excludable under item (i)(2) of Rule 14a-8 because, if adopted, it would impair the Company's ability to comply with federal wireless licensing requirements.

We respectfully request the Staff to confirm that it will not recommend any enforcement action to the Commission if the Company excludes this year's stockholder proposal (the "Current Proposal") from its proxy statement and proxy card for the Company's 2012 annual meeting. The Current Proposal was submitted by Trillium Asset Management, LLC ("Trillium") on behalf of Michael Diamond, Tamra Davis and John P. Silva (collectively, the "Proponents").

The Nathan Cummings Foundation and the Benedictine Sisters of Mount St. Scholastica (the "Co-Proponents") have also submitted proposals to the Company that are identical to the Current Proposal and have asked to join the Proponents as co-filers of the Current Proposal. Thus, our request to confirm that the Current Proposal may be excluded from the Company's 2012 proxy statement applies with regard to these co-filers' submissions as well.

We have submitted this letter, together with the Current Proposal and the Proponents' related correspondence, to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies. We have also sent copies of this letter and the accompanying documents to the Proponents and Co-Proponents to the attention of their designated contact, Jonas Kron of Trillium.[1]

The Current Proposal

The Current Proposal is entitled "Network Neutrality on Wireless Networks". In their statement supporting the Current Proposal, the Proponents cite a need for certain rules relating to the operation of the Company's networks. The Current Proposal then sets forth the following resolution to be submitted to stockholders at the Company's 2012 annual meeting:

> "RESOLVED: shareholders request the company publicly commit to operate its wireless broadband network consistent with network neutrality principles – i.e. operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination."

The full text of the Current Proposal as well as related correspondence with the Proponents is attached hereto as Annex A.

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1 Certain of the factual information in this letter was provided to us by the Company.

SC1:3130485.6

The Prior Trillium Proposals

The Current Proposal is substantially similar to the stockholder proposals that were submitted by Mr. Kron of Trillium on behalf of other nominal proponents for consideration at the Company's 2009 annual meeting (the "2009 Proposal"), 2010 annual meeting (the "2010 Proposal") and 2011 annual meeting (the "2011 Proposal"). The Staff permitted the Company to exclude each of these proposals from the Company's 2009, 2010 and 2011 proxy statements pursuant to item (i)(7) of Rule 14a-8. See Letters regarding *AT&T Inc.* (January 26, 2009), (March 1, 2010) and (February 2, 2011).

The 2009 and 2010 Proposals sought a report by the board of directors of AT&T or a committee of the board on Internet network management practices and on net neutrality, respectively. The Staff concluded that AT&T could exclude the 2009 Proposal from the 2009 proxy statement because it related "to AT&T's ordinary business operations (*i.e.*, procedures for protecting user information)."[2] See Letter regarding *AT&T Inc.* (January 26, 2009). The Staff concluded that AT&T could exclude the 2010 Proposal from the 2010 proxy statement because the proposal related "to AT&T's ordinary business operations" and the Staff stated that it did not believe AT&T's policy position on net neutrality was a significant policy issue. See Letter regarding *AT&T Inc.* (March 1, 2010).

The 2011 Proposal had one important difference from the 2009 and 2010 Proposals. Whereas the 2009 and 2010 Proposals called for a report by the board of directors or a committee of the board, the 2011 Proposal went one step further and demanded that the Company actually adopt and implement "net neutrality principles" on its wireless broadband network. If adopted, the 2011 Proposal would have compelled management to adopt prescribed wireless network management practices and to conduct the Company's day-to-day business operations in the manner dictated by the proponents. The 2011 Proposal was directly intrusive in the Company's ordinary business operations to a greater degree than the 2009 and 2010 Proposals. The Staff concluded that AT&T could exclude the 2011 Proposal from the 2011 proxy statement because the proposal related to "AT&T's ordinary business operations" and the Staff reiterated its view that net neutrality was not a significant policy issue. See Letter regarding *AT&T Inc.* (February 2, 2011).

The Current Proposal Is Identical to the 2011 Proposal

The Current Proposal proposes a resolution that is identical to the 2011 Proposal and contains a substantially similar supporting statement. The Current Proposal, just like the 2011 Proposal, would directly interfere with the Company's ordinary business operations to a significant extent because the Company would be required to operate

[2] The Staff concurred in the Company's exclusion under Rule 14a-8(i)(7) of two similar proposals submitted by stockholders associated with Mr. Kron in connection with AT&T's 2007 and 2008 annual meetings. See Letters regarding *AT&T Inc.* (February 9, 2007 and February 7, 2008).

an important and complex area of its business, requiring day-to-day decision-making, in a manner prescribed by the Proponents.

The Proponents attempt to justify their intrusion into the Company's ordinary business operations on the grounds that network neutrality is a significant policy issue. The Staff has repeatedly expressed its view that network management practices and policy positions on net neutrality are not a significant policy issue that is an appropriate subject for a stockholder proposal. See Letters regarding *AT&T* (February 2, 2011), *Comcast Corporation* (February 15, 2011) and *Verizon Communications Inc.* (February 15, 2011). The Proponents assert, as with the 2011 Proposal, that net neutrality is a significant policy issue but do not offer any new reasons to demonstrate why the Staff's well established position is no longer valid and should be reversed. The Proponents do not describe any changes that have taken place in the past year to warrant overturning the Staff's established precedent. The Proponents rely on many of the same statistics that were included in the 2011 Proposal. The Current Proposal simply repeats the assertion that network management practices have an impact on the public and makes no attempt to demonstrate why net neutrality became a significant policy issue in 2011.

As they did in 2011, the Proponents assert that wireless broadband networks have particular importance for minority and economically disadvantaged communities. The Current Proposal and the 2011 Proposal both cite the same report published in January 2010 by the Institute for Policy Integrity in support of the proponents' public policy argument. The only substantive addition to the Current Proposal is a citation to a 2011 survey that presents statistical information similar to that presented in the January 2010 report cited in the 2011 Proposal.

Both the Current Proposal and the 2011 Proposal directly focus on the Company's network management practices – that is, on complex management functions that are an integral part of the Company's ordinary business operations. As such, the Current Proposal is another attempt by the Proponents to involve stockholders in an aspect of the Company's ordinary business operations that because of its complexity is the responsibility of management. Like the 2011 Proposal, the Current Proposal is framed in a way that is directly intrusive in the Company's day-to-day operations: it is an attempt by the Proponents to prescribe the manner in which the Company must actually conduct an important aspect of its business. As discussed below, these functions involve a host of complex technical, business, financial and legal issues that are constantly changing and that cannot bé overseen or directed effectively by stockholders and for this reason have traditionally and properly been regarded as being within the province of management.

The Current Proposal Relates to Ordinary Business Operations and May Be Excluded Pursuant to Rule 14a-8(i)(7)

Item (i)(7) of Rule 14a-8 permits a company to omit a stockholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual stockholders meeting." This general policy reflects two central considerations: (1) "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and (2) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998)[3].

The Current Proposal Relates to Matters of Network Management

The Current Proposal can be omitted under item (i)(7) because it seeks to prescribe the manner in which the Company engages in wireless network management and would subject the Company's network management practices to direct stockholder oversight. The implementation of these practices is an integral part of AT&T's day-to-day business operations and a function that is properly and necessarily left to the discretion of management.

The Company's position is supported by prior determinations by the Staff that practices relating to network management are a core management function, not subject to stockholder direction or oversight, and thus proposals related to network management practices are excludable. The Staff's decision last year to permit AT&T to exclude the 2011 Proposal from the 2011 proxy statement under item (i)(7) is relevant in this regard.

The Current Proposal, if adopted, would prescribe how management should make important and complex business decisions and would impermissibly micro-manage the Company's wireless network management practices. The Current Proposal calls for the Company to operate its wireless broadband network as a neutral network with neutral routing. The Company would be required not to privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination. These requirements could affect billions of customer transmissions every day. The Current Proposal represents an attempt by the Proponents to prescribe the Company's wireless network management practices and subject these practices to stockholder, rather than management, oversight. Network management practices involve complex technical, operational, business and regulatory issues of the kind that have traditionally been viewed as the proper domain of management, not stockholders. The Company's network management practices are an integral part of the Company's service offerings to customers and are intertwined with these complex management issues. These practices, and management's decisions on whether and how to

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3 See also *Apache Corp.* v. *The New York City Employees' Retirement System*, 621. F.Supp.2d 444 (S.D. Texas 2008) (quoting Exchange Act Release No. 34-40018 (1998)). The *Apache* court concurred in the Staff's view that a shareholder proposal that seeks to micromanage ordinary business operations may be excluded even if it raises a significant policy issue.

implement them, are integral parts of the Company's day-to-day operations and should be left to management oversight.

Indeed, the Company operates a highly complex wireless network, consisting of nearly 55,000 cell sites and nearly 30,000 Wi-Fi hotspots in the United States, together with thousands of switches, routers and servers that are connected by tens of thousands of miles of fiber optic cable to the Company's global Internet Protocol backbone. More than 100 million customers – including consumers, businesses, schools, hospitals and federal, state and local government agencies – rely on the Company's wireless network for their communications needs. The demand that these customers place on the Company's wireless network has skyrocketed in recent years. For example, between 2007 and 2010 the Company's mobile data volume surged by 8,000%. In just the last year the Company carried approximately 740 billion text messages. With so many customers relying on the Company to deliver enormous quantities of information, the Company needs maximum flexibility and discretion to manage its wireless network so that it can continue providing high-quality services to these customers.

In fact, the Federal Communications Commission (the "FCC") has explicitly stated that wireless network management practices are complex practices with unique challenges and has moved cautiously in developing regulations for wireless network providers. Specifically, on December 21, 2010, the FCC adopted a report and order (the "Open Internet Order") setting forth rules relating to wireline and wireless network providers. The FCC's intent was to "preserve the Internet as an open platform for innovation, investment, job creation, economic growth, competition and free expression."[4] These rules took effect on November 20, 2011.

The FCC specifically addressed mobile broadband in the Open Internet Order and noted that "mobile broadband presents special considerations that suggest differences in how and when open Internet protections should apply. Mobile broadband is an earlier-stage platform than fixed broadband, and it is rapidly evolving."[5] The FCC created special rules for mobile broadband because "mobile networks present operational constraints that fixed broadband networks do not typically encounter."[6] The FCC recognized that the operational constraints on wireless broadband providers, including radio frequency interference, spectrum limitations and the mobile nature of their customers, "put greater pressure on the concept of reasonable network management for mobile providers" and concluded that it was "appropriate to take measured steps at this time to protect the openness of the Internet when accessed through mobile broadband."[7]

---

[4] *In the Matter of Preserving the Open Internet Broadband Industry Practices*. GN Docket No. 10-201, WC Docket No. 07-52 (December 23, 2010), available under http://transition.fcc.gov/Daily_Releases/Daily_Business/2010/db1223/FCC-10-201A1.pdf. The Open Internet Order is the subject of appeal to the U.S. Court of Appeals for the District of Columbia.

[5] *Id.*

[6] *Id.*

[7] *Id.*

In light of these serious concerns about interfering with the operation of mobile broadband networks, the FCC took a more cautious approach in crafting net neutrality regulations for mobile services. In particular, although it adopted a prohibition on "unreasonable discrimination" for fixed networks (which is analogous to, but less restrictive than, the "neutral network with neutral routing" provision of the Current Proposal), the FCC expressly declined to apply such a prohibition to mobile service. Moreover, for both fixed and mobile broadband services, the FCC made clear that all of its rules were "subject to reasonable network management," which expressly authorizes the providers of those services to treat traffic in a non-neutral manner in furtherance of legitimate network management purposes.[8] The FCC explained that those legitimate purposes include, among other things, ensuring network security and integrity, addressing traffic that is unwanted by end users (*e.g.*, by implementing parental controls or security features) and reducing or mitigating the effects of congestion on the network.

Thus, the FCC determined that the policy considerations underlying net neutrality did not outweigh the need for mobile (or fixed) broadband providers to engage in reasonable network management practices. This determination is consistent with the Staff's view that net neutrality is not a significant policy issue that outweighs the Company's ordinary business operations. Given the FCC's reluctance to regulate these evolving and complex network management practices, it is clear that stockholders are not in a position to dictate how management of the Company should engage in wireless network management practices.

Management must be able to use its expertise to respond to the unique challenges of operating a wireless broadband network, as addressed by the FCC. If these technical decisions, which are routinely made by management, were governed by the principles prescribed by the Proponents – which are more restrictive than the FCC's rules and are not subject to exceptions for reasonable network management practices – network quality and the customer experience would be severely affected and management would not be able to respond effectively. For these reasons, management must have the ability to determine and implement appropriate wireless network management practices in accordance with applicable regulations and operational constraints. Management, not the stockholders, is best suited to carry out this function.

By way of example, consistent with the reasonable network management provisions of the FCC's rules, AT&T employs sophisticated security measures to detect, filter and, when necessary, block (or "degrade") a wide variety of harmful traffic on its mobile network, including, among other things, directed denial of service attacks, botnets, malware, viruses and SPAM. When a security threat is detected, it may be necessary for AT&T to temporarily block packets coming from a particular source (*e.g.*, an infected device) by blocking access to certain ports on the Company's network, or for AT&T to re-route those packets for closer examination and/or remediation. If AT&T did not have the ability to take these and other robust network management measures because it

---

8 *Id.*

was instead required to implement a neutral network with neutral routing that did not degrade any packets based on source, ownership or destination as the Proponents propose, this constant onslaught of security threats would seriously impair AT&T's ability to provide reliable service over its mobile network, thus harming over 100 million AT&T customers who rely on it.

In a similar vein, AT&T recently implemented a new network management practice on its mobile network to address the potential for network congestion caused by rapidly accelerating bandwidth consumption by a small number of users. In particular, consistent with the reasonable network management provisions of the FCC's rules, AT&T reduces the data throughput speed of packets transmitted by or to a very small minority of smartphone customers who are on unlimited data plans. These smartphone customers will experience reduced speeds for the remainder of their billing cycle once their usage in a billing cycle reaches the level that puts them among the top five percent of heaviest data users. While this network management practice is permissible under the FCC's rules, this practice would likely run afoul of the Current Proposal's neutral network/neutral routing requirement and, if prohibited, would jeopardize AT&T's ability to manage congestion on its network, thus harming customers.

Likewise, in connection with the rollout of its 4G LTE mobile broadband network, AT&T intends to offer Voice over LTE service, which is technology that allows voice calls to be routed through data networks. In designing this service, AT&T has determined that voice packets should be prioritized over data packets to ensure the integrity of voice calls over the LTE network. Though this type of prioritization is consistent with LTE standards, is being implemented by other wireless providers and is permitted by the FCC's rules, it would not be permitted by the Current Proposal.

The Current Proposal, like the 2011 Proposal and similar proposals regarding net neutrality, focuses directly on the Company's network management practices. As the foregoing examples show, network management involves a wide range of highly technical issues that AT&T management deals with on a daily basis. As the Staff has already recognized on several occasions, network management matters are integral to the day-to-day business operations of a company and, as the Commission has long maintained, matters that are integral to day-to-day operations cannot, "as a practical matter, be subject to direct shareholder oversight." Exchange Act Release No. 34-40018 (May 21, 1998). Therefore, for the same reasons that the Staff permitted AT&T to exclude the 2009 Proposal, 2010 Proposal and 2011 Proposal, AT&T should be permitted to exclude the Current Proposal.

Public Policy Overlap Does Not Change the Outcome

The Proponents claim that the Current Proposal touches on matters of public policy. The fact that a proposal may touch upon a matter with possible public policy implications does not preclude exclusion under item (i)(7). According to Staff guidance, the question is whether the proposal primarily addresses matters of broad public policy or rather addresses matters essentially related to a company's internal business operations, planning and strategies. See Exchange Act Release No. 34-40018 (May 21, 1998) and Staff Legal Bulletin No. 14E (October 27, 2009).

Net Neutrality Is Not the Subject of Widespread Public Debate

The Staff determined in February 2011 that "although net neutrality appears to be an important business matter for AT&T and the topic of net neutrality has recently attracted increasing levels of public attention, we do not believe that net neutrality has emerged as a consistent topic of widespread public debate such that it would be a significant policy issue for purposes of Rule 14a-8(i)(7)." See Letter regarding *AT&T Inc.* (February 2, 2011).

A report published by the Pew Research Center's Project for Excellence In Journalism ("PEJ") demonstrates that the Staff's conclusion in February 2011 was correct. The study reviewed technology stories in the lead sections of 52 news outlets to analyze the quantity of coverage received by different technology topics between June 1, 2009 and June 30, 2010. Net neutrality was well behind several topics and only generated six lead stories and constituted 1.6% of the coverage. The report noted that texting while driving received more than six times the number of stories that net neutrality received and PEJ expressed the view that net neutrality may be a "complex issue [that] was still too far removed from people's personal lives to garner much media attention."[9]

There is no evidence from the Current Proposal or supporting statement that the topic of net neutrality has emerged as a consistent topic of widespread public debate since February 2011. The information contained in the Proponents' supporting statement is nearly all recycled from the 2011 Proposal and does not suggest there has been a meaningful change in the public debate. In fact, there is evidence to suggest that, after the FCC adopted its Open Internet Order in December 2010, net neutrality has become a *less* consistent topic of public debate. For example, a search for "net neutrality" in articles published by *The New York Times* in 2010 returned 60 articles, including 11 opinion articles. However, as of the date of this letter, the same search returned only 19 articles, including 3 opinion articles, published in *The New York Times* in 2011.[10] This strongly suggests that net neutrality has not emerged as a consistent topic of widespread public debate in 2011.

---

[9] *When Technology Makes Headlines*, Pew Research Center's Project for Excellence in Journalism (September 27, 2010) available under http://www.journalism.org/analysis_report/when_technology_makes_headlines.

[10] Other major national publications show a similar decline. *The Wall Street Journal* published 60 articles in the print edition in 2010 and only has published 33 articles in the print edition to date in 2011 that refer to net neutrality. *The Washington Post* published 57 articles in 2010 and only has published 35 articles to date in 2011 that refer to net neutrality. Results for *The New York Times* were retrieved from http://www.nytimes.com and results for *The Wall Street Journal* and *The Washington Post* were retrieved via http://www.lexis.com.

While there has been significant discussion of net neutrality regulation among regulators, legislators and interested parties, there is a lack of widespread debate among the general public.[11] There has been media publicity associated with legislative and regulatory activity and lawsuits relating to net neutrality regulation; however, the media coverage occurs sporadically when there are legislative or regulatory developments. This is not indicative of consistent, widespread general public interest in net neutrality.

In a letter to JP Morgan Chase & Co. earlier this year, the Staff concluded that a stockholder proposal calling for the board to adopt principles for national and international reforms to prevent illicit financial flows based on the principles specified in the proposal could be excluded under item (i)(7). The Staff permitted the company to exclude the proposal because it addressed "principles relating to the products and services that the company offers" and "did not focus on a significant social policy issue." See Letter regarding *JP Morgan Chase & Co.* (February 17, 2011). The proponent described the legislative activities and the President's interest with regard to illicit financial flows; however, the proponent did not show that there was any evidence of widespread public debate. The public debate on net neutrality takes a similar character. While various government officials, regulated companies and advocates of regulatory change follow this issue closely, this is not the same as a consistent, widespread public interest in net neutrality.

The Policy Debate Over Net Neutrality and Wireless Broadband Has Been Settled by the FCC

More importantly, to focus on media reports and other publicity in deciding whether wireless network management practices are a significant public policy issue ignores a critical regulatory development over the past year and misses a fundamental point. By issuing the Open Internet Order late last year, the FCC has determined the rules that are to govern Internet network management practices, including those relating to wireless broadband, and those rules have now taken effect. The FCC has exclusive subject matter jurisdiction over interstate communications by wire and radio in the United States and, having made its decision to adopt different net neutrality rules for fixed and mobile networks, the policy debate over net neutrality and wireless broadband that had previously engaged providers, regulators and other interested parties for several years has been settled. For the Proponents to argue that net neutrality remains a subject of public debate ignores the fact that the FCC, as the arbiter of public policy in this area, has now spoken; the critical issues that were the subject of the public policy debate have now been resolved, and in practical terms that debate is over. For the Proponents to demand that this debate be reopened and revived through the proxy

[11] Comparing *The New York Times'* coverage of "global warming" or "health care reform," which the Staff has found to be significant policy issues in 2011, is instructive: "global warming" has been mentioned in 773 articles, including 108 opinion articles, and "health care reform" has been mentioned in 274 articles, including 140 opinion articles. Results for *The New York Times* were retrieved from http://www.nytimes.com.

process inappropriately disregards the regulatory process through which these issues already have been vetted and resolved.

The Current Proposal is Excludable Because it Micro-Manages the Company

Even if the Staff were to change its position and conclude that net neutrality was a significant policy issue, such a determination would not dictate the outcome of the Company's request to exclude the proposal. For example, the Staff has concluded that global warming is a significant policy issue.[12] In a letter regarding *Marriott International, Inc.*, however, the Staff concluded that a stockholder proposal calling for the company to install energy-conserving showerheads in several test properties could be excluded under item (i)(7). The proponents argued that installing such fixtures would help address global warming, but the company argued that the proposal, if adopted, would affect a range of management practices beyond those relating to global warming. The Staff noted that "although the proposal raises concerns with global warming, the proposal seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate." See Letter regarding *Marriott International, Inc.* (March 17, 2010).

As in *Marriott International Inc.*, the Proponents attempt to use a social policy argument in order to force the Company to engage in specific business practices. The Current Proposal focuses on the operation of the Company's wireless broadband network and specifically how packets are transmitted over the Company's wireless infrastructure. In order for the Company to commit to employ the wireless network management practices prescribed by the Current Proposal, the Company would be required to change very specific and technical business practices having a wide-ranging and significant impact on its business and operations. These changes would affect all major facets of the Company's activities, from the manner in which it serves its customers on a daily basis to a range of strategic, marketing, financial and regulatory considerations. Even if net neutrality were a significant policy issue, it would not justify stockholder oversight of AT&T's wireless network management practices and how AT&T transmits packets for over 100 million wireless customers.

In sum, the Company's wireless network management practices are fundamentally related to the management of the Company's business. Management's decisions relating to those practices are integral aspects of the management function at AT&T, whether or not they might be of interest to some from a public policy perspective. Because the Current Proposal deals directly and extensively with matters that lie within the proper ambit of management, rather than stockholders, it should be excludable under item (i)(7), even if it purportedly touches upon a matter of public policy.

12 See *e.g.*, Letter regarding *The Goldman Sachs Group, Inc.* (March 1, 2011).

The Current Proposal Would Cause AT&T to Violate Federal Law and May Be Excluded Pursuant to Rule 14a-8(i)(2)

Item (i)(2) of Rule 14a-8 permits a company to omit a stockholder proposal from its proxy materials if the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject.

As noted above, the Company employs sophisticated security measures to detect, filter, and block (or "degrade") a wide variety of harmful traffic on its mobile network. These measures are necessary to allow the AT&T network to provide service effectively and to comply with mandated FCC service requirements. If the Company did not take these measures and instead implemented a neutral network with neutral routing that did not degrade any packets based on source, ownership or destination as the Proponents propose, the constant onslaught of security threats would severely impair, and in some cases would stop, the Company's ability to provide reliable service over its mobile network. In addition to harming over 100 million wireless customers who rely on the Company's network, the Company believes that the Current Proposal would cause it to violate the FCC's rules requiring mobile wireless licensees to offer a certain level of service within their service territories and to comply with particular privacy and public safety obligations.

Specifically, in connection with the deployment and ongoing use of spectrum licensed by the FCC, the FCC's rules require licensees in various spectrum bands (including bands utilized by the Company) to demonstrate that they are using their licenses to provide "service which is sound, favorable, and substantially above a level of mediocre service" and also to maintain continuity of service. The FCC's rules also require licensees to deliver "911" emergency calls and to maintain customer privacy with regard to certain types of billing, usage and other customer information. These FCC requirements make it imperative that the Company be able to engage in wireless network management practices necessary to ensure substantial and continuous service, emergency calling capabilities and customer privacy, including practices such as the ability to degrade packet transmissions when necessary to protect the network and customers from the types of debilitating harm described above, which would be prohibited under the Current Proposal. The Company has concluded that, by prohibiting AT&T from taking steps to prevent its wireless network from being overrun by viruses, directed denial of service attacks, botnets, SPAM, malware and other security threats that could harm the network and customers and/or compromise customer privacy, the Current Proposal would render AT&T unable to comply with the FCC's service, emergency communication and privacy requirements.

Simply stated, if the Current Proposal were implemented, AT&T believes it would be unable to sufficiently defend against security intrusions and attacks to comply with FCC requirements, including those relating to substantial service, continuity of service, 911 service and customer privacy. Rule 14a-8(i)(2) specifically permits a company to exclude a proposal that would cause the company to violate a law to which it was subject. By obtaining and using spectrum licensed by the FCC, AT&T became subject to the FCC's service, emergency calling and privacy requirements and, in the Company's view, it would be in breach of these requirements if it failed to adequately maintain the network by appropriately responding to these security threats. Accordingly, AT&T may properly omit the Current Proposal under Rule 14a-8(i)(2).

* * * * * * * * *

For these and other reasons, AT&T believes the Current Proposal may be properly omitted from the Company's 2012 proxy materials. Although AT&T believes there are other substantive reasons for omitting the Current Proposal, including but not limited to the Proponents' use of misleading statements and the fact that the Current Proposal could require the Company to breach certain customer contracts, AT&T believes it is unnecessary to explore those points now in light of the reasons presented above. AT&T reserves the right to submit additional grounds and support for its view that the Current Proposal may be omitted from its 2012 proxy materials.

* * * * * * * * *

For the reasons set forth in this letter, we respectfully request the Staff to confirm that the Company may omit the Current Proposal from its 2012 proxy statement and proxy card in reliance on items (i)(7) and (i)(2) of Rule 14a-8. If you would like to discuss this request, please feel free to contact the undersigned by telephone at (212) 558-3882 or e-mail at harmsd@sullcrom.com.

Sincerely,

David B. Harms
Sullivan & Cromwell LLP

Enclosures

cc: Paul Wilson (pw2209@att.com)
General Attorney
AT&T Inc.

Jonas Kron (jkron@trilliuminvest.com)
Trillium Asset Management, LLC

SC1:3130485.6

ANNEX A

October 12, 2011

Senior Vice President and Secretary
AT&T Inc.
208 S. Akard Street, Suite 3241
Dallas, Texas 75202

To Whom It May Concern:

Trillium Asset Management, LLC ("Trillium") is an investment firm specializing in sustainable and responsible investing. We currently manage approximately $1 billion for institutional and individual clients.

I am hereby authorized to notify you of our intention to file, on behalf of our clients, Tamra Davis, Michael Diamond and John Silva, the enclosed shareholder proposal at AT&T Inc. (T). This proposal is submitted for inclusion in the 2012 proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Trillium submits this proposal on behalf of our clients, who are the beneficial owners, per rule 14a-8, of more than $2,000 worth of T common stock acquired more than one year prior to today's date. Our clients will remain invested in this position through the date of the company's 2012 annual meeting. Documentation of ownership will be forthcoming. We will send a representative to the stockholders' meeting to move the proposal as required by the Securities and Exchange Commission rules.

Please direct any communications to myself at our Boston address, via fax at 617-482-6179, via telephone at 503-592-0864, or via email at jkron@trilliuminvest.com.

We appreciate your attention to this matter.

Sincerely,

Jonas Kron

Enclosure

NETWORK NEUTRALITY ON WIRELESS NETWORKS

WHEREAS:

The open (non-discriminatory) architecture of the Internet is critical to the prosperity of our economy and society. Non-discrimination principles are commonly referred to as "network neutrality" and seek to ensure equal access and non-discriminatory treatment for all content.

As President Obama and Federal Communication Commission Chairman Genachowski have pointed out, an open Internet plays a pivotal role in solving critical national problems such as healthcare, education, energy, and public safety and is necessary "to preserve the freedom and openness that have allowed the Internet to become a transformative and powerful platform for speech and expression."

Network neutrality rules are also needed to "facilitate the growth of the Internet and give private companies the correct incentives to continue investing in this significantly valuable good," according to a January 2010 report by the Institute for Policy Integrity at New York University. This report and others find that an open Internet accounts for billions of dollars of value for the economy.

We believe this economic and social value is an important factor in the growth of our economy and widely diversified investment portfolios.

Open Internet policies on wireless networks (the fastest growing segment of the Internet) have particular importance for minority and economically disadvantaged communities. People of color access the Internet via cell phones at a much greater rate than their white counterparts, according to a report by the Pew Internet & American Life Project. In 2010, the report found, 33% of whites accessed the Internet on cell phones compared to 51% of Latinos and 46% of African-Americans; 30% of whites sent or received e-mail on cell phones compared to 47% of Latinos and 41% of African-Americans.

In 2011 Pew reported "Smartphone owners under the age of 30, non-white smartphone users, and smartphone owners with relatively low income and education levels are particularly likely to say that they mostly go online using their phones." It found that almost a third of the "mostly cell" users lack any traditional broadband Internet access. The author of the report concluded, "For businesses, government agencies and nonprofits who want to engage with certain communities, they will find them in front of a four-inch screen, not in front of a big computer in their den."

According to Colorofchange.org, an organization representing African-Americans, "The digital freedoms at stake are a 21st century civil rights issue."

Currently, government regulation does not apply network neutrality principles to wireless networks. Whether or not the proposed merger of AT&T and T-Mobile is completed, such principles are needed to protect open access to the Internet by millions of Americans.

Resolved, shareholders request the company publicly commit to operate its wireless broadband network consistent with network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

Jonas Kron
Deputy Director of ESG Research & Shareholder Advocacy
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Fax: 617-482-6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on my behalf at AT&T, Inc. (T).

I am the beneficial owner of 125 shares of AT&T, Inc. (T) common stock that I have continuously held for more than one year. I intend to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2012.

I specifically give Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal.

I understand that my name may appear publicly on the company's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Michael Diamond
c/o Trillium Asset Management, LLC
711 Atlantic Avenue, Boston, MA 02111

10/11/11
Date

Jonas Kron
Deputy Director of ESG Research & Shareholder Advocacy
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Fax: 617-482-6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on my behalf at AT&T, Inc. (T).

I am the beneficial owner of 100 shares of AT&T, Inc. (T) common stock that I have continuously held for more than one year. I intend to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2012.

I specifically give Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal.

I understand that my name may appear publicly on the company's proxy statement as the filer of the aforementioned proposal.

Sincerely,

10·10·11

Tamra Davis
c/o Trillium Asset Management, LLC
711 Atlantic Avenue, Boston, MA 02111

10-10-11
Date

Jonas Kron
Deputy Director of ESG Research & Shareholder Advocacy
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Fax: 617-482-6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on my behalf at AT&T, Inc. (T).

I am the beneficial owner of 125 shares of AT&T, Inc. (T) common stock that I have continuously held for more than one year. I intend to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2012.

I specifically give Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal.

I understand that my name may appear publicly on the company's proxy statement as the filer of the aforementioned proposal.

Sincerely,

John P. Silva
c/o Trillium Asset Management, LLC
711 Atlantic Avenue, Boston, MA 02111

Oct. 3 2011
Date

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980

October 19, 2011

BY UPS OVERNIGHT MAIL

Tillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111
Attn: Jonas Kron

Dear Mr. Kron:

On October 13, 2011, we received your letter dated October 12, 2011 submitting a stockholder proposal on behalf of Tamra Davis, Michael Diamond and John Silva (the "Proponents') to be considered at AT&T Inc.'s 2012 annual meeting of stockholders.

Under Securities and Exchange Commission Rule 14a-8, in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value of shares of AT&T Inc. common stock for at least one year by the date the proposal is submitted and must continue to hold the shares through the date of the annual meeting.

The names of the Proponents do not appear in our records as registered stockholders. Therefore, in accordance with Rule 14a-8, each Proponent must submit to us a written statement from the record holder of the Proponent's shares (usually a broker or bank) verifying that, at the time the proposal was submitted, the requisite number of shares were continuously held for at least one year. *Each Proponent's response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter.*

Please note that, even if the Proponents satisfy the eligibility requirements described above, we may still seek to exclude the proposal from our proxy materials on other grounds in accordance with Rule 14a-8. Moreover, if we include the proposal in our proxy materials, it will not be voted on if a Proponent or a qualified representative does not attend the annual meeting to present the proposal. The date and location of the meeting will be provided at a later time.

Sincerely,

Paul M. Wilson

Paul M. Wilson
General Attorney

at&t

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980

October 25, 2011

BY UPS OVERNIGHT MAIL

Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111
Attn: Jonas Kron

Dear Mr. Kron:

This letter supersedes my letter to you dated October 19, 2011. The purpose of this letter is to provide additional information regarding verification of beneficial ownership, based on recent guidance from the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

On October 13, 2011, we received your letter dated October 12, 2011 submitting a stockholder proposal on behalf of Tamra Davis, Michael Diamond and John Silva (the "Proponents') to be considered at AT&T Inc.'s 2012 annual meeting of stockholders. On October 24, 2011, we received your letter dated October 19, 2011 submitting a revised proposal on behalf of the Proponents.

Under Securities and Exchange Commission Rule 14a-8, in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value of shares of AT&T Inc. common stock for at least one year by the date the proposal is submitted and must continue to hold the shares through the date of the annual meeting.

The names of the Proponents do not appear in our records as registered stockholders. Therefore, in accordance with Rule 14a-8, each Proponent must submit to us a written statement from the record holder of the Proponent's shares (usually a broker or bank) verifying that, at the time the original proposal was submitted, the required amount of shares were continuously held for at least one year.

To be considered a record holder, a broker or bank must be a Depository Trust Company ("DTC") participant. Each Proponent can determine whether his or her broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at
http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If a Proponent's broker or bank is not on DTC's participant list, the Proponent will need to obtain proof of ownership from the DTC participant through which the shares are held. The Proponent should be able to find out who this DTC participant is by asking the Proponent's broker or bank.

If the DTC participant knows the Proponent's broker or bank's holdings, but does not know the Proponent's holdings, the Proponent could satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the original proposal was submitted, the required amount of shares were continuously held for at least one year – one from the Proponent's broker or bank confirming the Proponent's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Each Proponent's response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter. Please note that, even if the Proponents satisfy the eligibility requirements described above, we may still seek to exclude the proposal from our proxy materials on other grounds in accordance with Rule 14a-8. Moreover, if we include the proposal in our proxy materials, it will not be voted on if a Proponent or a qualified representative does not attend the annual meeting to present the proposal. The date and location of the meeting will be provided at a later time.

Sincerely,

Paul Wilson

Paul M. Wilson
General Attorney

TRILLIUM ASSET MANAGEMENT
Investing for a Better World® Since 1982

Trillium Asset Management Corporation
www.trilliuminvest.com

RECEIVED
OCT 27 2011
CORPORATE
SECRETARY'S OFFICE

October 26, 2011

Via Certified Mail and FedEx

Senior Vice President & Secretary
AT&T Inc.
208 S. Akard St. Rm 3241
Dallas, TX 75202

Re: Request for verification

Dear Sir:

Per your request and in accordance with the SEC Rules, please find the attached authorization letters from Michael Diamond, Tamra Davis and John P. Silva, as well as the custodial letter from Charles Schwab Advisor Services.

Please contact me if you have any questions at (503) 592-0864; Trillium Asset Management Corp. 711 Atlantic Ave., Boston, MA 02111; or via email at jkron@trilliuminvest.com.

Sincerely,

Jonas Kron
Deputy Director of ESG Research & Shareholder Advocacy
Trillium Asset Management Corporation

Jonas Kron
Deputy Director of ESG Research & Shareholder Advocacy
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Fax: 617-482-6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on my behalf at AT&T, Inc. (T).

I am the beneficial owner of 125 shares of AT&T, Inc. (T) common stock that I have continuously held for more than one year. I intend to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2012.

I specifically give Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal.

I understand that my name may appear publicly on the company's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Michael Diamond
c/o Trillium Asset Management, LLC
711 Atlantic Avenue, Boston, MA 02111

10/11/11
Date

charles SCHWAB

October 25, 2011

Re: Michael Diamond *** FISMA & OMB Memorandum M-07-16 ***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 125 shares of common stock AT&T. These 125 shares have been held in this account continuously for one year prior to October 12, 2011.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Jill Brodie
Director

Jonas Kron
Deputy Director of ESG Research & Shareholder Advocacy
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Fax: 617-482-6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on my behalf at AT&T, Inc. (T).

I am the beneficial owner of 100 shares of AT&T, Inc. (T) common stock that I have continuously held for more than one year. I intend to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2012.

I specifically give Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal.

I understand that my name may appear publicly on the company's proxy statement as the filer of the aforementioned proposal.

Sincerely,

10·10·11

Tamra Davis
c/o Trillium Asset Management, LLC
711 Atlantic Avenue, Boston, MA 02111

10·10·11
Date

charles SCHWAB

October 25, 2011

Re: Tamra Davis *** FISMA & OMB Memorandum M-07-16 ***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 100 shares of common stock AT&T. These 100 shares have been held in this account continuously for one year prior to October 12, 2011.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Jill Brodie
Director

Jonas Kron
Deputy Director of ESG Research & Shareholder Advocacy
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Fax: 617-482-6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on my behalf at AT&T, Inc. (T).

I am the beneficial owner of 125 shares of AT&T, Inc. (T) common stock that I have continuously held for more than one year. I intend to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2012.

I specifically give Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal.

I understand that my name may appear publicly on the company's proxy statement as the filer of the aforementioned proposal.

Sincerely,

John P. Silva
c/o Trillium Asset Management, LLC
711 Atlantic Avenue, Boston, MA 02111

Oct. 3 2011
Date

charles SCHWAB

October 25, 2011

Re: John Silva *** FISMA & OMB Memorandum M-07-16 ***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 125 shares of common stock AT&T. These 125 shares have been held in this account continuously for one year prior to October 12, 2011.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Jill Brodie
Director

Mount St. Scholastica
Benedictine Sisters

RECEIVED
NOV 04 2011
CORPORATE SECRETARY'S OFFICE

November 04, 2011

Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T, Inc.
208 South Akard Street – Suite 3241
Dallas, TX 75202

Dear Ms. Meuleman:

I am writing you on behalf of the Benedictine Sisters of Mount St. Scholastica, Inc. in support the stockholder resolution on Network Neutrality on Wireless Networks. In brief, the proposal states: shareholders request the company publicly commit to operate its wireless broadband network consistent with network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Trillium Asset Management Corporation. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 735 shares of AT&T stock and intend to hold $2,000 worth through the date of the 2012 Annual Meeting. Verification of ownership will follow including proof from Merrill Lynch, a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact persons for this resolution/proposal will be: Jonas Kron of Trillium Asset Management Corporation at 503-592-0864 or at jkron@trilliuminvest.com. If agreement is reached, Jonas Kron as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Rose Marie Stallbaumer, OSB

Rose Marie Stallbaumer, OSB
Treasurer

801 S. 8TH STREET | ATCHISON, KS 66002 | 913.360.6200 | FAX 913.360.6190
www.mountosb.org

NETWORK NEUTRALITY ON WIRELESS NETWORKS
2012 ATT&T

WHEREAS:

The open (non-discriminatory) architecture of the Internet is critical to the prosperity of our economy and society. Non-discrimination principles are commonly referred to as "network neutrality" and seek to ensure equal access and non-discriminatory treatment for all content.

As President Obama and Federal Communication Commission Chairman Genachowski have pointed out, an open Internet plays a pivotal role in solving critical national problems such as healthcare, education, energy, and public safety and is necessary "to preserve the freedom and openness that have allowed the Internet to become a transformative and powerful platform for speech and expression."

Network neutrality rules are also needed to "facilitate the growth of the Internet and give private companies the correct incentives to continue investing in this significantly valuable good," according to a January 2010 report by the Institute for Policy Integrity at New York University. This report and others find that an open Internet accounts for billions of dollars of value for the economy.

We believe this economic and social value is an important factor in the growth of our economy and widely diversified investment portfolios.

Open Internet policies on wireless networks (the fastest growing segment of the Internet) have particular importance for minority and economically disadvantaged communities. People of color access the Internet via cell phones at a much greater rate than their white counterparts, according to a report by the Pew Internet & American Life Project. In 2010, the report found, 33% of whites accessed the Internet on cell phones compared to 51% of Latinos and 46% of African-Americans; 30% of whites sent or received e-mail on cell phones compared to 47% of Latinos and 41% of African-Americans.

In 2011 Pew reported "Smartphone owners under the age of 30, non-white smartphone users, and smartphone owners with relatively low income and education levels are particularly likely to say that they mostly go online using their phones." It found that almost a third of the "mostly cell" users lack any traditional broadband Internet access. The author of the report concluded, "For businesses, government agencies and nonprofits who want to engage with certain communities, they will find them in front of a four-inch screen, not in front of a big computer in their den."

According to Colorofchange.org, an organization representing African-Americans, "The digital freedoms at stake are a 21st century civil rights issue."

Whether or not the proposed merger of AT&T and T-Mobile is completed, network neutrality principles on wireless networks are needed to protect open access to the Internet by millions of Americans.

Resolved, shareholders request the company publicly commit to operate its wireless broadband network consistent with network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

at&t

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980

November 17, 2011

BY UPS OVERNIGHT MAIL

Benedictine Sisters of Mount St. Scholastica, Inc.
801 S. 8th Street
Atchison, KS 66002
Attn: Rose Marie Stallbaumer, OSB

Dear Ms. Stallbaumer:

On November 4, 2011, we received your letter dated November 4, 2011 submitting a stockholder proposal on behalf of the Benedictine Sisters of Mount St. Scholastica, Inc. (the "Proponent") for inclusion in the proxy materials for AT&T Inc.'s 2012 annual meeting of stockholders. We also received a letter dated November 4, 2011 from Jody Herbert of Geringer, Laub & Associates.

Under Securities and Exchange Commission Rule 14a-8, in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value of shares of AT&T Inc. common stock for at least one year by the date the proposal is submitted and must continue to hold the shares through the date of the annual meeting.

The Proponent's name does not appear in our records as a registered stockholder. Therefore, in accordance with Rule 14a-8, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year.

To be considered a record holder, a broker or bank must be a Depository Trust Company ("DTC") participant. You can determine whether a broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the broker or bank.

If the DTC participant knows the broker or bank's holdings, but does not know the stockholder's holdings, you could satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from the broker or bank confirming the stockholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter. Please note that, even if you satisfy the eligibility requirements described above, we may still seek to exclude the proposal from our proxy materials on other grounds in accordance with Rule 14a-8. Moreover, if we include the proposal in our proxy materials, it will not be voted on if the stockholder or a qualified representative does not attend the annual meeting to present the proposal. The date and location of the meeting will be provided at a later time.

Sincerely,

Paul M Wilson

Paul M. Wilson
General Attorney

cc: Mr. Jonas Kron, Trillium Asset Management, LLC (By UPS Overnight Mail)

Merrill Lynch
Wealth Management
Bank of America Corporation

RECEIVED

NOV 08 2011

CORPORATE
SECRETARY'S OFFICE

November 4, 2011

Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T, Inc.
208 South Akard Street, Suite 3241
Dallas, TX 75202

RE: Mt St Scholastica *** FISMA & OMB Memorandum M-07-16 ***

Dear Ms Meuleman,

As of November 4, 2011 Mount St. Scholastica, Inc. held, and has held continuously for at least one year, 1587 shares of AT&T, Inc. common stock.

Sincerely,

Jody Herbert

Jody Herbert, CA
Geringer, Laub & Associates

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

2959 N. Rock Road Ste 200 • Wichita, KS 67226 • Tel: 800.777.3993

Merrill Lynch
Wealth Management
Bank of America Corporation

NOV 29 2011

November 4, 2011

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202

RE: Mt St Scholastica *** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Wilson,

As of November 4, 2011 Mount St. Scholastica, Inc. held, and has held continuously for at least one year, 1587 shares of AT&T, Inc. common stock.

Sincerely,

Jody Herbert

Jody Herbert, CA
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

Part 6 Instructions for delivering firm

All deliveries must include the client name and the 8-digit Merrill Lynch account number.

ASSET TYPE	DELIVERY INSTRUCTIONS
Checks and re-registration papers for cash and margin accounts **Cash transfers** between retirement accounts	Make checks payable to: Merrill Lynch, Pierce, Fenner & Smith Incorporated as custodian FAO/FBO Client Name Merrill Lynch Account Number Branch may affix office label here. If no label, mail to: Merrill Lynch Attn: Cash Management 4803 Deer Lake Drive West Jacksonville FL 32246-6485 Do not send physical certificates to this address.
All DTC-Eligible Securities	Deliver to DTC Clearing 0161 vs. Payment 5198 vs. Receipt-free
Physical delivery of securities	DTC New York Window 55 Water Street Concourse Level, South Building New York, NY 10041
Federal Settlements All Custody US Treasuries (Bonds, Bills, Notes, Agencies) **Federal Book-Entry Mortgage** All MBS products (FHLMC, FNMA, GNMA, MO, etc.)	BK OF NYC/MLGOV ABA Number: 021000018 Further credit to client name and Merrill Lynch account number
Federal Wire Funds	Bank of America, N.A. 100 West 33rd Street New York, NY 10001 ABA Number: 026009593 SWIFT Address for International Banks: BOFAUS3N Account Number FISMA & OMB Memorandum M-07-16 *** Name: Merrill Lynch Pierce Fenner and Smith, New York, NY Reference: Merrill Lynch 8-digit account number and account title
Limited Partnerships	Merrill Lynch Attn: Limited Partnerships Operations 101 Hudson Street Jersey City, NJ 07302

THE · NATHAN · CUMMINGS · FOUNDATION

RECEIVED

OCT 25 2011

CORPORATE SECRETARY'S OFFICE

October 21, 2011

Senior Vice President and Secretary
AT&T Inc.
208 S. Akard Street, Suite 3241
Dallas, Texas 75202

VIA CERTIFIED MAIL

Dear Ms. Meuleman:

The Nathan Cummings Foundation is an endowed institution with approximately $420 million of investments. As a private foundation, the Nathan Cummings Foundation is committed to the creation of a socially and economically just society and seeks to facilitate sustainable business practices by supporting the accountability of corporations for their actions. As an institutional investor, the Foundation believes that the way in which a company approaches major public policy issues has important implications for long-term shareholder value.

It is with these considerations in mind that we submit this resolution for inclusion in AT&T Inc.'s proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. The Nathan Cummings Foundation is co-filing this resolution with Trillium Asset Management. Jonas Kron, of Trillium Asset Management, is the designated representative of the filers.

The Nathan Cummings Foundation is the beneficial owner of over $2,000 worth of shares of AT&T Inc. stock. Verification of this ownership, provided by Northern Trust, our custodian bank, will follow under separate cover. We have continuously held over $2,000 worth of these shares of AT&T stock for more than one year and will continue to hold these shares through the shareholder meeting.

If you have any questions or concerns about the Foundation's submission of this resolution, please me at (212) 787-7300. Thank you for your time.

Sincerely,

L. Campos

Laura Campos
Director of Shareholder Activities

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212 787 7300 · Fax 212 787 7377 · www.nathancummings.org

NETWORK NEUTRALITY ON WIRELESS NETWORKS

WHEREAS:

The open (non-discriminatory) architecture of the Internet is critical to the prosperity of our economy and society. Non-discrimination principles are commonly referred to as "network neutrality" and seek to ensure equal access and non-discriminatory treatment for all content.

As President Obama and Federal Communication Commission Chairman Genachowski have pointed out, an open Internet plays a pivotal role in solving critical national problems such as healthcare, education, energy, and public safety and is necessary "to preserve the freedom and openness that have allowed the Internet to become a transformative and powerful platform for speech and expression."

Network neutrality rules are also needed to "facilitate the growth of the Internet and give private companies the correct incentives to continue investing in this significantly valuable good," according to a January 2010 report by the Institute for Policy Integrity at New York University. This report and others find that an open Internet accounts for billions of dollars of value for the economy.

We believe this economic and social value is an important factor in the growth of our economy and widely diversified investment portfolios.

Open Internet policies on wireless networks (the fastest growing segment of the Internet) have particular importance for minority and economically disadvantaged communities. People of color access the Internet via cell phones at a much greater rate than their white counterparts, according to a report by the Pew Internet & American Life Project. In 2010, the report found, 33% of whites accessed the Internet on cell phones compared to 51% of Latinos and 46% of African-Americans; 30% of whites sent or received e-mail on cell phones compared to 47% of Latinos and 41% of African-Americans.

In 2011 Pew reported "Smartphone owners under the age of 30, non-white smartphone users, and smartphone owners with relatively low income and education levels are particularly likely to say that they mostly go online using their phones." It found that almost a third of the "mostly cell" users lack any traditional broadband Internet access. The author of the report concluded, "For businesses, government agencies and nonprofits who want to engage with certain communities, they will find them in front of a four-inch screen, not in front of a big computer in their den."

According to Colorofchange.org, an organization representing African-Americans, "The digital freedoms at stake are a 21st century civil rights issue."

Whether or not the proposed merger of AT&T and T-Mobile is completed, network neutrality principles on wireless networks are needed to protect open access to the Internet by millions of Americans.

Resolved, shareholders request the company publicly commit to operate its wireless broadband network consistent with network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

RECEIVED

OCT 28 2011

CORPORATE
SECRETARY'S OFFICE

October 27, 2011

Senior Vice President and Secretary
AT&T Inc.
208 S. Akard Street, Suite 3241
Dallas, Texas 75202

Dear Ms. Meuleman:

This letter will verify that as of October 21, the Nathan Cummings Foundation held, and has held continuously for at least one year, 10,353 shares of AT&T Inc. common stock. The Foundation intends to continue to hold at least $2,000 worth of these shares at the time of your next annual meeting.

The Northern Trust Company serves as custodian and record holder for the Nathan Cummings Foundation. The above-mentioned shares are registered in a nominee name of the Northern Trust. The shares are held by Northern Trust through DTC Account #2669.

Sincerely,

Frank Fauser
Vice President